File No. 812- ___________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

_____________________________

Transamerica Life Insurance Company
Transamerica Financial Life Insurance Company
Separate Account VA-2L
Separate Account VA-2LNY

_____________________________

4333 Edgewood Road NE
Cedar Rapids, IA  52499

Please send all communications, notices and order to:

Alison C. Ryan	Lea Anne Copenhefer
Transamerica Investments & Retirement	Morgan, Lewis & Bockius LLP
1150 South Olive Street, T-09-13	One Federal Street
Los Angeles, CA 90015	Boston, MA 02110

As filed with the U.S. Securities and Exchange Commission on June 15, 2015

Page 1 of 69 sequentially numbered pages (including exhibits)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Transamerica Life Insurance Company Separate Account VA-2L Transamerica Financial Life Insurance Company Separate Account VA-2LNY File No. 812 - _____________	Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940

I.           INTRODUCTION

 Transamerica Life Insurance Company (“TLIC”) and its Separate Account VA-2L and Transamerica Financial Life Insurance Company (“TFLIC” and together with TLIC, the “Insurance Companies”) and its Separate Account VA-2LNY hereby apply for an Order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of certain series of Transamerica Series Trust and, in three cases, the substitution of shares of a series of an unaffiliated registered investment company for shares of a comparable series of an unaffiliated registered investment company (collectively, the “Substitutions”), in each case held by both of Separate Account VA-2L and Separate Account VA-2LNY (together, the “Separate Accounts”), to fund certain group and individual variable annuity contracts (“Contracts”) issued by the Insurance Companies.  The Insurance Companies and the Separate Accounts are referred to herein collectively as the “Applicants.”

II.           GENERAL DESCRIPTION OF THE APPLICANTS

A.           Insurance Companies

1.           Transamerica Life Insurance Company

TLIC was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. TLIC is currently subject to primary regulation by the Iowa Insurance Department. TLIC is currently licensed in the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and all states except New York. TLIC is engaged primarily in the sale of insurance products. TLIC is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V., a Netherlands corporation, and a publicly traded international insurance group. AEGON N.V. conducts its business through subsidiary companies engaged primarily in the insurance business.

2.           Transamerica Financial Life Insurance Company

TFLIC is a stock life insurance company engaged primarily in the sale of insurance products.  TFLIC was incorporated under the laws of the State of New York on October 3, 1947.  TFLIC is licensed in all states and the District of Columbia.  TFLIC is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services.  All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V., a Netherlands corporation, and a publicly traded international insurance group. AEGON N.V. conducts its business through subsidiary companies engaged primarily in the insurance business.

B.           The Separate Accounts

1.           Separate Account VA-2L

TLIC established Separate Account VA-2L as a separate account under the laws of the State of California on May 22, 1992. The Separate Account is registered with the Commission as a unit investment trust under the 1940 Act and is a “separate account” as defined by Rule 0-1(e) under the 1940 Act.  Security interests under the Contracts have been registered under the Securities Act of 1933 (the “1933 Act”).1

The Separate Account is currently divided into 25 sub-accounts, 13 of which reflect the investment performance of a corresponding series of Transamerica Series Trust and 12 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with the Separate Account (except, that, in some instances, Separate Account VA-2L may own more than 5% of such investment company).  The Separate Account  is administered and accounted for as part of the general business of TLIC, and the income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account in accordance with the terms of the Contracts, without regard to the income, gains or losses of TLIC.

2.           Separate Account VA-2LNY

 TFLIC established Separate Account VA-2LNY as a segregated account under New York law on June 23, 1992.  The Separate Account is registered with the Commission as a unit investment trust under the 1940 Act and is a “separate account” as defined by Rule 0-1(e) under the 1940 Act.  Security interests under the Contracts have been registered under the 1933 Act.2

The Separate Account is currently divided into 13 sub-accounts, one of which reflects the investment performance of a corresponding series of Transamerica Series Trust and 12 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with the Separate Account (except, that, in some instances, Separate Account VA-2LNY may own more than 5% of such investment company).  The Separate Account is administered and accounted for as part of the general business of TFLIC, and the income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account in accordance with the terms of the Contracts, without regard to the income, gains or losses of TFLIC.

_________________________
1 File No. 333-153773.  Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

2 File No. 333-104243.  Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

C.           The Investment Companies

1.           Transamerica Series Trust

Transamerica Series Trust is an open-end management investment company registered under the 1940 Act and its securities are registered under the 1933 Act.3  The Trust was organized as a Delaware statutory trust on April 21, 2005.  The Trust is the successor to a corporation formed under the laws of the State of Maryland in 1985.  Prior to May 1, 2008 the Trust’s name was AEGON/Transamerica Series Trust.  Transamerica Series Trust currently offers 58 series.  The proposed Substitutions discussed in this Application involve six of those series.

Transamerica Series Trust is intended to be sold to the separate accounts of life insurance companies to fund benefits under variable life policies or variable annuity contracts issued by TLIC, TFLIC, Western Reserve Life Assurance Co. of Ohio, Transamerica Advisors Life Insurance Company (“TALIC”), Monumental Life Insurance Company, and Transamerica Premier Life Insurance Company (“TPLIC”), and to certain affiliated asset allocation funds structured as funds of funds (collectively, the “Asset Allocation Portfolios”).  As such, TLIC, TFLIC, Western Reserve Life Assurance Co. of Ohio, TALIC, Monumental Life Insurance Company, TPLIC, and the Asset Allocation Portfolios are the only shareholders of the series offered by Transamerica Series Trust.  Shares may be offered to other life insurance companies in the future.

Transamerica Asset Management, Inc. (“TAM”) serves as investment adviser to each series of the Transamerica Series Trust.  TAM is an affiliate of the Insurance Companies.  TAM is directly owned by TPLIC (77%) and AUSA Holding Company (“AUSA”) (23%), both of which are indirect, wholly owned subsidiaries of AEGON N.V.  TPLIC is owned by Commonwealth General Corporation (“Commonwealth”) (87.72%) and Aegon USA, LLC (“Aegon USA”) (12.28%). Commonwealth and AUSA are wholly owned by Aegon USA.  Aegon USA is wholly owned by Aegon US Holding Corporation, which is wholly owned by Transamerica Corporation (DE). Transamerica Corporation (DE) is wholly owned by The Aegon Trust, which is wholly owned by Aegon International B.V.  Aegon International B.V. is wholly owned by AEGON N.V.

Transamerica Capital, Inc. (“TCI”), an affiliate of the Insurance Companies, is the distributor of the Contracts and serves as the principal underwriter of Transamerica Series Trust.

2.           Janus Aspen Series and Fidelity Variable Insurance Products Fund III

Three of the proposed Substitutions involve the substitution of shares of unaffiliated registered investment companies for shares of comparable series of Janus Aspen Series and Fidelity Variable Insurance Products Fund III, which are not affiliated with the Insurance Companies, the Separate Accounts or Transamerica Series Trust (except, that, in some instances, one or both of the Separate Accounts may own more than 5% of such investment company).4

_________________________
3 File Nos. 033-00507 and 811-04419.  The Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

4 File Nos. 033-63212 and 811-07736 and 033-54837 and 811-07205, respectively.  The Applicants, as authorized under Rule 0-4 under the 1940 Act, incorporate these files by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

Janus Aspen Series is a Delaware statutory trust established on May 20, 1993 and an open-end management investment company.  Shares of the series of Janus Aspen Series are sold exclusively to separate accounts of insurance companies for the purpose of funding variable life insurance policies and variable annuity contracts and by certain qualified retirement plans.  Currently, Janus Aspen Series offers twelve series, including the Global Technology Portfolio, a proposed Replacement Fund.

Fidelity Variable Insurance Products Fund III is a Massachusetts business trust created under an initial declaration of trust dated July 14, 1994 and an open-end management investment company.  Shares of the series of Fidelity Variable Insurance Products Fund III are sold exclusively to separate accounts of insurance companies that offer variable annuity and variable life insurance products.  Currently, Fidelity Variable Insurance Products Fund III consists of seven series, including the Value Strategies Portfolio, a proposed Replacement Fund.

III.           STATEMENT OF ADDITIONAL FACTS

A.           The Proposed Substitutions

Each Insurance Company, on its behalf and on behalf of its Separate Account, proposes to make substitutions of 13 funds (the “Existing Funds”) held in sub-accounts of its Separate Account for certain series of Transamerica Series Trust and in three cases, Janus Aspen Series and Fidelity Variable Insurance Products Fund III (collectively, the “Replacement Funds”).  As a result, both Insurance Companies propose to make a total of 26 Substitutions.  The proposed Substitutions, including the specific classes of shares involved, are set forth in the table below.

The proposed Substitutions described herein represent only a subset of the substitutions that the Insurance Companies and TALIC propose to undertake in the near future. The Insurance Companies and TALIC intend to apply for additional and separate orders related to the proposed substitution of shares of certain series of Transamerica Series Trust and, in certain cases, shares of an unaffiliated registered investment company for shares of a comparable series of an unaffiliated registered investment company, in each case held by one or more separate accounts, to fund certain Contracts issued by the Insurance Companies and contracts issued by TALIC.

	Existing Fund	Replacement Fund
1.	Dreyfus Variable Investment Fund: Appreciation Portfolio (Service Shares)	Transamerica WMC US Growth VP (Service Class)
2.	Dreyfus Variable Investment Fund: International Equity Portfolio (Initial Shares)	Transamerica TS&W International Equity VP (Initial Class)
3.	Dreyfus Variable Investment Fund: International Equity Portfolio (Service Shares)	Transamerica TS&W International Equity VP (Service Class)
4.	Dreyfus Variable Investment Fund: International Value Portfolio (Initial Shares)	Transamerica MFS International Equity VP (Initial Class)
5.	Dreyfus Variable Investment Fund: International Value Portfolio (Service Shares)	Transamerica TS&W International Equity VP (Service Class)
6.	Dreyfus Variable Investment Fund: Opportunistic Small Cap Portfolio (Initial Shares)	Transamerica T. Rowe Price Small Cap VP (Initial Class)
7.	Dreyfus Variable Investment Fund: Opportunistic Small Cap Portfolio (Service Shares)	Transamerica T. Rowe Price Small Cap VP (Service Class)
8.	Dreyfus Variable Investment Fund: Quality Bond Portfolio (Service Shares)	Transamerica JPMorgan Core Bond VP (Service Class)
9.	Dreyfus Investment Portfolios: Core Value Portfolio (Service Shares)	Transamerica Barrow Hanley Dividend Focused VP (Service Class)

Existing Fund	Replacement Fund
10.	Dreyfus Investment Portfolios: MidCap Stock Portfolio (Initial Shares)	Fidelity Variable Insurance Products Value Strategies Portfolio (Initial Class)
11.	Dreyfus Investment Portfolios: Technology Growth Portfolio (Initial Shares)	Janus Aspen Series Global Technology Portfolio (Institutional Shares)
12.	Dreyfus Investment Portfolios: Technology Growth Portfolio (Service Shares)	Janus Aspen Series Global Technology Portfolio (Institutional Shares)
13.	The Dreyfus Socially Responsible Growth Fund, Inc. (Service Shares)	Transamerica WMC US Growth VP (Service Class)

B.           Description of the Funds

Set forth below is a description of the investment objectives, the principal investment strategies and principal risks of each Existing Fund and its corresponding Replacement Fund.  A definition of each risk is set forth in the Glossary of Investment Risks attached hereto as Appendix A. All investment objectives, principal investment strategies and principal risks described below were taken from the Existing Funds’ and the Replacement Funds’ prospectuses, as filed with the Commission. The Applicants are not responsible for and make no representation as to the accuracy of information excerpted from third party prospectuses.

	Existing Fund	Replacement Fund
1.
Dreyfus Variable Investment Fund: Appreciation Portfolio

Investment Objective

The fund seeks long-term capital growth consistent with the preservation of capital. Its secondary goal is current income.

Principal Investment Strategies

To pursue its goals, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in common stocks. The fund focuses on “blue chip” companies with total market capitalizations of more than $5 billion at the time of purchase, including multinational companies. These are established companies that have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable, above-average earnings growth. Multinational companies may be subject to certain of the risks involved in investing in foreign securities.

In choosing stocks, the fund’s portfolio managers first identify economic sectors they believe will expand over the next three to five

Transamerica WMC US Growth VP (formerly, Transamerica WMC Diversified Growth VP)

Investment Objective

Seeks to maximize long-term growth.

Principal Investment Strategies

The portfolio invests, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in domestic common stocks. The portfolio invests primarily in common stocks of growth-oriented companies. Portfolio construction emphasizes stock specific risk while minimizing other sources of broad market risk. The goal is a portfolio whose relative performance is not dependent on the market environment.

The portfolio’s sub-adviser, Wellington Management Company LLP (the “sub-adviser”), employs a “bottom up” approach, using fundamental analysis to identify specific securities within industries or sectors for purchase or sale. A “bottom-up” approach evaluates individual companies in the context

Existing Fund	Replacement Fund
years or longer. Using fundamental analysis, the fund’s portfolio managers then seek companies within these sectors that have proven track records and dominant positions in their industries. The fund also may invest in companies which the portfolio managers consider undervalued in terms of earnings, assets or growth prospects.

The fund employs a “buy-and-hold” investment strategy, which generally has resulted in an annual portfolio turnover of below 15%. A low portfolio turnover rate, which helps reduce the fund’s trading costs and minimizes tax liability by limiting the distribution of capital gains.

Principal Risks

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. It is not a complete investment program. The fund’s share price fluctuates, sometimes dramatically, which means you could lose money.

•      Risks of Stock Investing
•      Blue Chip Risk
•      Market Sector Risk
•      Foreign Investment Risk
of broader market factors.

The sub-adviser’s stock selection process is derived from its observation that the quality and persistence of a company’s business is often not reflected in its current stock price. Central to the investment process is fundamental research focused on uncovering companies with improving quality metrics, business momentum, and attractive relative valuations. The investment process is aided by a proprietary screening process that narrows the investment universe to companies that are consistent with the investment philosophy.

The initial investment universe is comprised of:
  Securities held in the Russell 1000® Growth and S&P 500® Growth Indexes
  Equity securities within the market-cap range of the index with historical or projected growth rates greater than the Russell 1000® Index median
  Stocks that meet other growth criteria as determined by the team
Consistent with the portfolio’s objective and other policies, the portfolio may invest to a lesser extent in derivatives, including futures, forwards, options and swaps. The portfolio may invest up to 20% of its total assets in foreign securities (not including American Depositary Receipts, American Depositary Shares or U.S. dollar denominated securities of foreign issuers).

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. There is no assurance the portfolio will meet its investment objective. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The portfolio may take temporary defensive

Existing Fund	Replacement Fund
positions; in such a case, the portfolio will not be pursuing its principal investment strategies. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•      Active Trading
•      Counterparty
•      Currency
•      Depositary Receipts
•      Derivatives
•      Equity Securities
•      Foreign Investments
•      Growth Stocks
•      Leveraging
•      Manager
•      Market
•      Model and Data
•      Portfolio Selection
•      Small and Medium Capitalization Companies
•      Valuation

2 & 3.
Dreyfus Variable Investment Fund: International Equity Portfolio

Investment Objective

The fund seeks capital growth.

Principal Investment Strategies

To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in common stocks or securities convertible into common stocks of foreign companies (i.e., organized under the laws of countries other than the U.S.) and depositary receipts evidencing ownership in such securities. At least 75% of the fund’s net assets will be invested in countries represented in the Morgan Stanley Capital International Europe, Australasia and the Far East (MSCI EAFE®) Index. The fund may invest up to 20% of its assets in emerging market countries.

The core of the investment philosophy of Newton Capital Management Limited (Newton), an affiliate of The Dreyfus

Transamerica TS&W International Equity VP

Investment Objective

Seeks maximum long-term total return, consistent with reasonable risk to principal, by investing in a diversified portfolio of common stocks of primarily non-U.S. issuers.

Principal Investment Strategies

Under normal circumstances, the portfolio seeks to achieve its investment objective by investing at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in equity securities of foreign companies representing at least three countries other than the United States. The portfolio’s sub-adviser, Thompson, Siegel & Walmsley LLC (the “sub-adviser”), currently anticipates investing in at least 12 countries other than the United States. The sub-adviser will emphasize established companies in individual foreign markets and will attempt to stress companies and markets that it believes are undervalued. The portfolio expects capital

Existing Fund	Replacement Fund
Corporation and the fund’s sub-investment adviser, is the belief that no company, market or economy can be considered in isolation; each must be understood within a global context. Newton believes that a global comparison of companies is the most effective method of stock analysis, and Newton’s global analysts research investment opportunities by global sector rather than by region. The process begins by identifying a core list of investment themes that Newton believes will positively affect certain sectors or industries and cause stocks within these sectors or industries to outperform others. Newton then identifies specific companies, through fundamental global sector and stock research, using investment themes to help focus on areas where thematic and strategic research indicates superior returns are likely to be achieved.

The fund may, but is not required to, use derivatives, such as options, futures and options on futures, forward contracts and swap agreements as a substitute for investing directly in an underlying asset or currency, to increase returns, to manage currency risk, or as part of a hedging strategy.

Principal Risks

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. It is not a complete investment program. The fund’s share price fluctuates, sometimes dramatically, which means you could lose money.

•      Risks of Stock Investing
•      Foreign Investment Risk
•      Emerging Market Risk
•      Foreign Currency Risk
•      Derivatives Risk
•      Liquidity Risk
•      Non-Diversification Risk
growth to be the predominant component of its total return.

Generally, the portfolio will invest primarily in common stocks of companies listed on foreign securities exchanges, but it may also invest in depositary receipts including American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”). Although the portfolio will emphasize larger, more seasoned or established companies, it may invest in companies of varying size as measured by assets, sales or market capitalization.

The portfolio will invest primarily in securities of companies domiciled in developed countries, but may invest up to 10% of its assets in securities of companies in developing countries. It is expected that investments will be diversified throughout the world and within markets in an effort to minimize specific country and currency risks.

The sub-adviser employs a relative value process utilizing a combination of quantitative and qualitative methods based on a four-factor valuation screen designed to outperform the MSCI  Europe, Australasia and Far East (“EAFE”)  Index. The sub-adviser’s analysts also perform rigorous fundamental analysis. A portfolio composed of approximately 80-110 stocks is selected as a result of this process. The sub-adviser generally limits its investment universe to those companies with a minimum of three years of operating history. The sub-adviser employs a consistent sell discipline which includes a significant negative earnings revision, a stock being sold when the catalyst is no longer valid or another stock presents a more attractive opportunity.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. There is no assurance the portfolio will meet its investment objective. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You

Existing Fund	Replacement Fund
may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The portfolio may take temporary defensive positions; in such a case, the portfolio will not be pursuing its principal investment strategies. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•      Currency
•      Depositary Receipts
•      Emerging Markets
•      Equity Securities
•      Focused Investing
•      Foreign Investments
•      Liquidity
•      Manager
•      Market
•      Portfolio Selection
•      Small and Medium Capitalization Companies
•      Value Investing

4.
Dreyfus Variable Investment Fund: International Value Portfolio

Investment Objective

The fund seeks long-term capital growth.

Principal Investment Strategies

To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in stocks. The fund normally invests substantially all of its assets in the stocks of foreign companies (i.e., organized under the laws of countries other than the U.S.), including those located in emerging market countries. The fund ordinarily invests most of its assets in securities of foreign companies which The Dreyfus Corporation considers to be value companies. The fund’s investment approach is value oriented and research driven. In selecting stocks, the portfolio managers identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock

Transamerica MFS International Equity VP

Investment Objective

Seeks capital growth.

Principal Investment Strategies

The portfolio’s sub-adviser, MFS® Investment Management (the “sub-adviser”), invests, under normal circumstances, at least 80% of the portfolio’s net assets (plus the amount of borrowings, if any, for investment purposes) in common stocks and related equity securities—such as preferred stock, convertible securities and depositary receipts—of issuers economically tied to a number of countries throughout the world, including emerging market countries. The portfolio normally invests primarily in equity securities of foreign companies, including emerging market equity securities. The sub-adviser may invest a large percentage of the portfolio’s assets in issuers in a single country, a small number of countries, or a

Existing Fund	Replacement Fund
selection rather than economic and industry trends, the fund focuses on three key factors:

•      value, or how a stock is valued relative to its intrinsic worth based on traditional value measures
•      business health, or overall efficiency and profitability as measured by return on assets and return on equity
•      business momentum, or the presence of a catalyst (such as corporate restructuring, change in management or spinoff) that potentially will trigger a price increase near term to midterm

Principal Risks

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. It is not a complete investment program. The fund’s share price fluctuates, sometimes dramatically, which means you could lose money.

•      Risks of Stock Investing
•      Foreign Investment Risk
•      Emerging Market Risk
•      Value Stock Risk
•      Liquidity Risk
particular geographic region. In selecting investments for the portfolio, the sub-adviser is not constrained to any particular investment style. The sub-adviser may invest the portfolio’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies), in the stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a combination of growth and value companies. The sub-adviser may invest the portfolio’s assets in companies of any size.

The sub-adviser uses a “bottom-up” investment approach to buying and selling investments for the portfolio. A “bottom-up” approach is looking at individual companies against the context of broader market factors. Investments are selected primarily based on fundamental analysis of individual issuers and their potential in light of their financial condition, and market, economic, political, and regulatory conditions. Factors considered may include analysis of an issuer’s earnings, cash flows, competitive position, and management ability. Quantitative models that systematically evaluate an issuer’s valuation, price and earnings momentum, earnings quality, and other factors may also be considered. The sub-adviser may engage in active and frequent trading in pursuing the portfolio’s principal investment strategies.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. There is no assurance the portfolio will meet its investment objective. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The portfolio may take temporary defensive positions; in such a case, the portfolio will not be pursuing its principal investment strategies. The following is a summary description of

Existing Fund	Replacement Fund
principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•      Active Trading
•      Convertible Securities
•      Currency
•      Depositary Receipts
•      Emerging Markets
•      Equity Securities
•      Focused Investing
•      Foreign Investments
•      Growth Stocks
•      Liquidity
•      Manager
•      Market
•      Model and Data
•      Portfolio Selection
•      Preferred Stock
•      Small and Medium Capitalization Companies
•      Valuation
•      Value Investing

5.
Dreyfus Variable Investment Fund: International Value Portfolio

Investment Objective

The fund seeks long-term capital growth.

Principal Investment Strategies

To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in stocks. The fund normally invests substantially all of its assets in the stocks of foreign companies (i.e., organized under the laws of countries other than the U.S.), including those located in emerging market countries. The fund ordinarily invests most of its assets in securities of foreign companies which The Dreyfus Corporation considers to be value companies. The fund’s investment approach is value oriented and research driven. In selecting stocks, the portfolio managers identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection rather than economic and industry

Transamerica TS&W International Equity VP

Investment Objective

Seeks maximum long-term total return, consistent with reasonable risk to principal, by investing in a diversified portfolio of common stocks of primarily non-U.S. issuers.

Principal Investment Strategies

Under normal circumstances, the portfolio seeks to achieve its investment objective by investing at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in equity securities of foreign companies representing at least three countries other than the United States. The portfolio’s sub-adviser, Thompson, Siegel & Walmsley LLC (the “sub-adviser”), currently anticipates investing in at least 12 countries other than the United States. The sub-adviser will emphasize established companies in individual foreign markets and will attempt to stress companies and markets that it believes are undervalued. The portfolio expects capital

Existing Fund	Replacement Fund
trends, the fund focuses on three key factors:

•      value, or how a stock is valued relative to its intrinsic worth based on traditional value measures
•      business health, or overall efficiency and profitability as measured by return on assets and return on equity
•      business momentum, or the presence of a catalyst (such as corporate restructuring, change in management or spinoff) that potentially will trigger a price increase near term to midterm

Principal Risks

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. It is not a complete investment program. The fund’s share price fluctuates, sometimes dramatically, which means you could lose money.

•      Risks of Stock Investing
•      Foreign Investment Risk
•      Emerging Market Risk
•      Value Stock Risk
•      Liquidity Risk
growth to be the predominant component of its total return.

Generally, the portfolio will invest primarily in common stocks of companies listed on foreign securities exchanges, but it may also invest in depositary receipts including American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”). Although the portfolio will emphasize larger, more seasoned or established companies, it may invest in companies of varying size as measured by assets, sales or market capitalization.

The portfolio will invest primarily in securities of companies domiciled in developed countries, but may invest up to 10% of its assets in securities of companies in developing countries. It is expected that investments will be diversified throughout the world and within markets in an effort to minimize specific country and currency risks.

The sub-adviser employs a relative value process utilizing a combination of quantitative and qualitative methods based on a four-factor valuation screen designed to outperform the MSCI Europe, Australasia and Far East (“EAFE”) Index. The sub-adviser’s analysts also perform rigorous fundamental analysis. A portfolio composed of approximately 80-110 stocks is selected as a result of this process. The sub-adviser generally limits its investment universe to those companies with a minimum of three years of operating history. The sub-adviser employs a consistent sell discipline which includes a significant negative earnings revision, a stock being sold when the catalyst is no longer valid or another stock presents a more attractive opportunity.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. There is no assurance the portfolio will meet its investment objective. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly.

Existing Fund	Replacement Fund
You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The portfolio may take temporary defensive positions; in such a case, the portfolio will not be pursuing its principal investment strategies. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•      Currency
•      Depositary Receipts
•      Emerging Markets
•      Equity Securities
•      Focused Investing
•      Foreign Investments
•      Liquidity
•      Manager
•      Market
•      Portfolio Selection
•      Small and Medium Capitalization Companies
•      Value Investing

6 & 7.
Dreyfus Variable Investment Fund: Opportunistic Small Cap Portfolio

Investment Objective

The fund seeks capital growth.

Principal Investment Strategies

To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in the stocks of small cap companies. The fund currently considers small cap companies to be those companies with market capitalizations that fall within the range of the companies in the Russell 2000® Index, the fund’s benchmark index. Stocks are selected for the fund’s portfolio based primarily on bottom-up fundamental analysis. The fund’s portfolio managers use a disciplined investment process that relies, in general, on proprietary fundamental research and valuation. Generally, elements of the process include analysis of mid-cycle business prospects, estimation of the intrinsic value of the

Transamerica T. Rowe Price Small Cap VP

Investment Objective

Seeks long-term growth of capital by investing primarily in common stocks of small growth companies.

Principal Investment Strategies

The portfolio’s sub-adviser, T. Rowe Price Associates, Inc. (the “sub-adviser”), seeks to achieve the portfolio’s objective by investing, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in small-cap growth companies. These are currently defined by the sub-adviser as companies whose market capitalization falls within the range of companies in the Morgan Stanley Capital International U.S. Small Cap Growth Index (“MSCI U.S. Small Cap Growth Index”), which was approximately $102.8 million to $7.5 billion as of December 31, 2014, but the range will vary with market fluctuations. The market capitalization of the

Existing Fund	Replacement Fund
company and the identification of a revaluation catalyst. In general, the fund seeks exposure to securities and sectors that are perceived to be attractive from a valuation and fundamental standpoint.

Principal Risks

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. It is not a complete investment program. The fund’s share price fluctuates, sometimes dramatically, which means you could lose money.

•      Risks of Stock Investing
•      Small and Midsize Company Risk
•      Growth and Value Stock Risk
•      Market Sector Risk
•      Liquidity Risk
companies in the portfolio and the MSCI U.S. Small Cap Growth Index changes over time, and the portfolio will not sell a stock just because the company has grown to a market capitalization outside the range. Most of the stocks purchased by the portfolio will be in this size range. However, the portfolio may on occasion purchase a stock whose market capitalization exceeds the range. The portfolio intends to be invested in a broadly diversified portfolio of securities and the top 25 holdings will not, under normal circumstances, constitute more than 50% of total assets. This broad diversification helps to minimize the effects of individual security selection on portfolio performance. The sub-adviser employs a number of quantitative models to help identify stocks that could be included in the portfolio. Based on quantitative models and fundamental company research, the portfolio is constructed in a “bottom-up” manner so that the portfolio as a whole reflects characteristics the sub-adviser considers important, such as valuations and projected earnings and sales growth rates, capital allocation, and earnings quality. The sub-adviser also considers portfolio risk characteristics in the process of portfolio construction. Sector allocations are generally in line with those of the MSCI U.S. Small Cap Growth Index, with occasional small overweights or underweights to a particular sector, and the portfolio may at times invest significantly in technology stocks. In building the investment models and adjusting them as needed, the portfolio draws on the sub-adviser’s experience in small-cap growth investing—quantitative and fundamental research, portfolio strategy, and trading.

While the portfolio normally invests principally in small-cap U.S. common stocks, the sub-adviser may, to a lesser extent, invest in foreign stocks (up to 10% of total assets) or exchange traded funds in pursuit of its investment objective. The portfolio may, but need not, invest in derivatives, including stock index futures and options to manage or hedge risk. The portfolio may sell securities for a variety of reasons, such as to secure gains,

Existing Fund	Replacement Fund
limit losses, or re-deploy assets into more promising opportunities.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. There is no assurance the portfolio will meet its investment objective. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The portfolio may take temporary defensive positions; in such a case, the portfolio will not be pursuing its principal investment strategies. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•      Counterparty
•      Currency
•      Derivatives
•      Equity Securities
•      Exchange Traded Funds
•      Focused Investing
•      Foreign Investments
•      Growth Stocks
•      Leveraging
•      Liquidity
•      Manager
•      Market
•      Model and Data
•      Portfolio Selection
•      Small Capitalization Companies
•      Valuation

8.
Dreyfus Variable Investment Fund: Quality Bond Portfolio

Investment Objective

The fund seeks to maximize total return, consisting of capital appreciation and current income.

Principal Investment Strategies

To pursue its goal, the fund normally invests

Transamerica JPMorgan Core Bond VP

Investment Objective

Seeks total return, consisting of current income and capital appreciation.

Principal Investment Strategies

The portfolio’s sub-adviser, J.P. Morgan Investment Management Inc. (the “sub-adviser”), seeks to achieve the portfolio’s objective by investing, under normal circumstances, at least 80% of the portfolio’s

Existing Fund	Replacement Fund
at least 80% of its net assets, plus any borrowings for investment purposes, in bonds. The fund’s investments include corporate bonds, debentures, notes, mortgage-related securities, collateralized mortgage obligations (CMOs), asset-backed securities, convertible debt obligations, preferred stocks, convertible preferred stocks, municipal obligations and zero coupon bonds, that, when purchased, typically are rated A or better or are the unrated equivalent as determined by The Dreyfus Corporation, and securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, including Treasury inflation-protection securities (TIPS).

The fund may invest up to 10% of its net assets in bonds issued by foreign issuers that are denominated in foreign currencies, and up to 20% of its net assets in bonds issued by foreign issuers whether denominated in U.S. dollars or in a foreign currency.

The fund has no limit with respect to its portfolio maturity or duration. A bond’s maturity is the length of time until the principal must be fully repaid with interest. Average effective portfolio maturity is an average of the maturities of bonds held by the fund directly and the bonds underlying derivative instruments entered into by the fund, if any, adjusted to reflect provisions or market conditions that may cause a bond’s principal to be repaid earlier than at its stated maturity. Duration is an indication of an investment’s “interest rate risk,” or how sensitive a bond or the fund’s portfolio may be to changes in interest rates.

Principal Risks

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. It is not a complete investment program. The fund’s share price fluctuates, sometimes dramatically, which means you could lose money.

net assets (plus the amount of borrowings, if any, for investment purposes) in bonds, including (without limitation):
  U.S. government securities, including Treasury obligations and government sponsored enterprises such as Fannie Mae, Ginnie Mae, Freddie Mac and securities issued by other government agencies and instrumentalities
  Medium- to high-quality corporate bonds
  Mortgage-backed securities, including U.S. agency and non-agency pass through and Collateralized Mortgage Obligations (“CMOs”)
  Asset-backed securities
  Commercial Mortgage-Backed Securities (“CMBS”)
Generally, such bonds will have intermediate to long maturities.

To a lesser extent, the portfolio may invest in:
  U.S. dollar-denominated foreign bonds
  Short-term securities, including agency discount notes, commercial paper and money market funds
The portfolio may invest in bonds and other debt securities that are rated in the lowest investment grade category. The portfolio’s average weighted maturity will ordinarily range between four and 12 years. The sub-adviser analyzes four major factors in managing and constructing the portfolio’s portfolio: duration, market sector, maturity concentrations and individual securities. The sub-adviser looks for market sectors and individual securities that it believes will perform well over time. The sub-adviser is value oriented and selects individual securities after performing a risk/reward analysis that includes an evaluation of interest rate risk, credit risk, and the complex legal and technical structure of the transaction. The portfolio may use futures contracts, options,

Existing Fund	Replacement Fund
• Interest Rate Risk • Credit Risk • Liquidity Risk • Mortgage-Related Securities Risk • Foreign Investment Risk • Issuer Risk

swaps and other derivatives as tools in the management of portfolio assets. The portfolio may use derivatives as a substitute for various investments, to alter the investment characteristics of the portfolio, for risk management and/or to increase income or gain to the portfolio.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. There is no assurance the portfolio will meet its investment objective. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The portfolio may take temporary defensive positions; in such a case, the portfolio will not be pursuing its principal investment strategies. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•      Counterparty
•      Credit
•      Currency
•      Derivatives
•      Extension
•      Fixed-Income Securities
•      Foreign Investments
•      Interest Rate
•      Leveraging
•      Liquidity
•      Manager
•      Market
•      Mortgage-Related and Asset-Backed Securities
•      Portfolio Selection
•      Prepayment or Call
•      U.S. Government Agency Obligations
•      Valuation

Existing Fund	Replacement Fund
9.
Dreyfus Investment Portfolios: Core Value Portfolio

Investment Objective

The fund seeks long-term growth of capital, with current income as a secondary objective.

Principal Investment Strategies

To pursue its goals, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in stocks (or other instruments with similar economic characteristics). The fund focuses on stocks of large-cap value companies (market capitalizations of $1 billion and above). The fund typically invests mainly in the stocks of U.S. issuers, and will limit its holdings of foreign stocks (i.e., issued by companies organized under the laws of countries other than the U.S.) to 20% of the value of its total assets.

In choosing stocks, the portfolio manager focuses on individual stock selection (a “bottom-up” approach) rather than forecasting stock market trends (a “top-down” approach), and looks for value companies. A three-step value screening process is used to select stocks, which includes screenings for value, sound business fundamentals and positive business momentum.

Principal Risks

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. It is not a complete investment program. The fund’s share price fluctuates, sometimes dramatically, which means you could lose money.

•      Risks of Stock Investing
•      Value Stock Risk
•      Foreign Investment Risk
•      Large Cap Stock Risk

Transamerica Barrow Hanley Dividend Focused VP

Investment Objective

Seeks total return gained from the combination of dividend yield, growth of dividends and capital appreciation.

Principal Investment Strategies

The portfolio’s sub-adviser, Barrow, Hanley, Mewhinney & Strauss, LLC (the “sub-adviser”), deploys an active strategy that seeks large and middle capitalization U.S.-listed stocks, including American Depositary Receipts (“ADRs”), which make up a portfolio that generally exhibits the following value characteristics: price/earnings and price/book ratios at or below the market (S&P 500®) and dividend yields at or above the market. In addition, the sub-adviser considers stocks for the portfolio that not only currently pay a dividend, but also have a consecutive 25-year history of paying cash dividends. The sub-adviser also seeks stocks that have long established histories of dividend increases in an effort to ensure that the growth of the dividend stream of the portfolio’s holdings will be greater than that of the market as a whole.

The sub-adviser utilizes a conservative orientation based on the belief that above-average returns can be achieved while taking below-average risks. The sub-adviser’s investment approach is based on an underlying philosophy that securities markets are inefficient and that these inefficiencies can be favorably exploited through adherence to a value-oriented investment process dedicated to individual stock selection on a bottom-up basis. Accordingly, the sub-adviser constructs a portfolio of individual stocks, selected on a bottom-up basis, using fundamental analysis. The sub-adviser seeks to identify companies that are undervalued and temporarily out-of-favor for reasons it can identify and understand. The sub-adviser does not attempt to time the market or rotate in and out of broad market sectors, as it believes that it is

Existing Fund	Replacement Fund
difficult, if not impossible, to add incremental value on a consistent basis by market timing.

The portfolio will generally consist of 35 to 45 stocks with position sizes of 1% to 5% (8% maximum position weighting). If a stock held in the portfolio omits its dividend, the portfolio is not required to immediately sell the stock, but the portfolio will not purchase any stock that does not have a 25-year record of paying cash dividends.

The sub-adviser employs a fully invested strategy. Therefore, under normal market conditions, cash and cash equivalents are generally less than 5% of the portfolio’s assets.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. There is no assurance the portfolio will meet its investment objective. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The portfolio may take temporary defensive positions; in such a case, the portfolio will not be pursuing its principal investment strategies. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•      Depositary Receipts
•      Equity Securities
•      Focused Investing
•      Foreign Investments
•      Liquidity
•      Manager
•      Market
•      Medium-Capitalization Companies
•      Portfolio Selection
•      Valuation
•      Value Investing

Existing Fund	Replacement Fund
10.
Dreyfus Investment Portfolios: MidCap Stock Portfolio

Investment Objective

The fund seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor’s MidCap 400® Index (S&P 400 Index).

Principal Investment Strategies

To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in stocks of mid-cap companies. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. Consistency of returns compared to the S&P 400 Index, the fund’s benchmark, is a primary goal of the investment process.

The portfolio managers select stocks through a “bottom-up,” structured approach that seeks to identify undervalued securities using a quantitative ranking process. The process is driven by a proprietary quantitative model that measures a diverse set of corporate characteristics to identify and rank stocks based on valuation, momentum and sentiment and earnings quality measures.

Next, the fund’s portfolio managers construct the portfolio through a risk controlled process, focusing on stock selection as opposed to making proactive decisions as to industry and sector exposure. The portfolio managers seek to maintain a portfolio that has exposure to industries and market capitalizations that are generally similar to the fund’s benchmark. Finally, within each sector and style subset, the fund will seek to overweight the most attractive stocks and underweight or not hold the stocks that have been ranked least attractive.

Principal Risks

An investment in the fund is not a bank

Fidelity Variable Insurance Products Value Strategies Portfolio

Investment Objective

The fund seeks capital appreciation.

Principal Investment Strategies
  Normally investing primarily in common stocks.
  Investing in securities of companies that Fidelity Management & Research Company (FMR) believes are undervalued in the marketplace in relation to factors such as assets, sales, earnings, or growth potential (stocks of these companies are often called “value” stocks).
  Focusing investments in medium-sized companies, but also may invest substantially in larger or smaller companies.
  Investing in domestic and foreign issuers.
  Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments
Principal Risks
  Stock Market Volatility
  Foreign Exposure
  Issuer-Specific Changes
  “Value” Investing
You could lose money by investing in the fund.

Existing Fund	Replacement Fund
deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. It is not a complete investment program. The fund’s share price fluctuates, sometimes dramatically, which means you could lose money.

•      Risks of Stock Investing
•      Midsize Company Risk
•      Growth and Value Stock Risk

11 & 12.
Dreyfus Investment Portfolios: Technology Growth Portfolio

Investment Objective

The fund seeks capital appreciation.

Principal Investment Strategies

To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in the stocks of growth companies of any size that The Dreyfus Corporation believes to be leading producers or beneficiaries of technological innovation. Up to 25% of the fund’s assets may be invested in foreign securities (i.e., securities issued by companies organized under the laws of countries other than the U.S.).

In choosing stocks, the fund looks for technology companies with the potential for strong earnings or revenue growth rates, although some of the fund’s investments may currently be experiencing losses. The fund’s investment process centers on a multi-dimensional approach that looks for opportunities across emerging growth, cyclical or stable growth companies. The fund’s investment approach seeks companies that appear to have strong earnings momentum, positive earnings revisions, favorable growth, product or market cycles and/or favorable valuations.

Principal Risks

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation

Janus Aspen Series: Global Technology Portfolio

Investment Objective

Global Technology Portfolio seeks long-term growth of capital.

Principal Investment Strategies

The Portfolio pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets in securities of companies that the portfolio managers believe will benefit significantly from advances or improvements in technology. These companies generally fall into two categories:
  companies that the portfolio managers believe have or will develop products, processes, or services that will provide significant technological advancements or improvements; and
  companies that the portfolio managers believe rely extensively on technology in connection with their operations or services.
The Portfolio implements this policy by investing primarily in equity securities of U.S. and foreign companies selected for their growth potential. The Portfolio normally invests in issuers from several different countries, which may include the United States. The Portfolio may, under unusual circumstances, invest in a single country. The Portfolio may have significant exposure to emerging markets. The Portfolio may also invest in U.S. and foreign debt securities. From time to time, the Portfolio may invest in shares of companies through initial public

Existing Fund	Replacement Fund
(FDIC) or any other government agency. It is not a complete investment program. The fund’s share price fluctuates, sometimes dramatically, which means you could lose money.

•      Risks of Stock Investing
•      Growth Stock Risk
•      Technology Company Risk
•      Foreign Investment Risk
•      Liquidity Risk

offerings.

The portfolio managers apply a “bottom up” approach in choosing investments. In other words, the portfolio managers look at companies one at a time to determine if a company is an attractive investment opportunity and if it is consistent with the Portfolio’s investment policies.

The Portfolio may also take long or short positions in derivatives, which are instruments that have a value derived from, or directly linked to, an underlying asset, such as equity securities, fixed-income securities, commodities, currencies, interest rates, or market indices. For purposes of meeting its 80% investment policy, the Portfolio may include derivatives that have characteristics similar to the securities in which the Portfolio may directly invest. The types of derivatives in which the Portfolio may invest include options, futures, swaps, warrants, and forward exchange contracts. The Portfolio may use derivatives to hedge, to earn income or enhance returns, as a substitute for securities in which the Portfolio invests, to increase or decrease the Portfolio’s exposure to a particular market, to adjust the Portfolio’s currency exposure relative to its benchmark index, to gain access to foreign markets where direct investment may be restricted or unavailable, or to manage the Portfolio’s risk profile.

The Portfolio may lend portfolio securities on a short-term or long-term basis, in an amount equal to up to one-third of its total assets as determined at the time of the loan origination.

Principal Risks

The biggest risk is that the Portfolio’s returns will vary, and you could lose money. The Portfolio is designed for long-term investors seeking an equity portfolio, including common stocks. Common stocks tend to be more volatile than many other investment choices.
  Foreign Exposure Risk
  Emerging Markets Risk
  Market Risk

Existing Fund	Replacement Fund
Growth Securities Risk Industry Risk Initial Public Offering Risk Derivatives Risk Securities Lending Risk Management Risk
13.
The Dreyfus Socially Responsible Growth Fund, Inc.

Investment Objective

The fund seeks to provide capital growth, with current income as a secondary goal.

Principal Investment Strategies

To pursue its goals, the fund, under normal circumstances, invests at least 80% of its net assets in the common stocks of companies that, in the opinion of the fund’s management, meet traditional investment standards and conduct their business in a manner that contributes to the enhancement of the quality of life in America.

The fund’s investment strategy combines a disciplined investment process that consists of computer modeling techniques, fundamental analysis and risk management with a social investment process. In selecting stocks, the portfolio managers begin by using computer models to identify and rank stocks within an industry or sector, based on several characteristics, including value, growth and financial profile.

Next, based on fundamental analysis, the portfolio managers designate the most attractive of the higher ranked securities as potential purchase candidates, drawing on a variety of sources, including company management and internal as well as Wall Street research.

The portfolio managers then evaluate each stock considered to be a potential purchase candidate to determine whether the company enhances the quality of life in America by considering its record in the areas of protection and improvement of the

Transamerica WMC US Growth VP (formerly, Transamerica WMC Diversified Growth VP)

Investment Objective

Seeks to maximize long-term growth.

Principal Investment Strategies

The portfolio invests, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in domestic common stocks. The portfolio invests primarily in common stocks of growth-oriented companies. Portfolio construction emphasizes stock specific risk while minimizing other sources of broad market risk. The goal is a portfolio whose relative performance is not dependent on the market environment.

The portfolio’s sub-adviser, Wellington Management Company LLP (the “sub-adviser”), employs a “bottom up” approach, using fundamental analysis to identify specific securities within industries or sectors for purchase or sale. A “bottom-up” approach evaluates individual companies in the context of broader market factors.

The sub-adviser’s stock selection process is derived from its observation that the quality and persistence of a company’s business is often not reflected in its current stock price. Central to the investment process is fundamental research focused on uncovering companies with improving quality metrics, business momentum, and attractive relative valuations. The investment process is aided by a proprietary screening process that narrows the investment universe to companies that are consistent with the investment philosophy.

Existing Fund	Replacement Fund
environment and the proper use of our natural resources, occupational health and safety, consumer protection and product purity and equal employment opportunity.

The portfolio managers then further examine the companies determined to be eligible for purchase, by industry or sector, and select investments from those companies the portfolio managers consider to be the most attractive based on financial considerations.

Principal Risks

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. It is not a complete investment program. The fund’s share price fluctuates, sometimes dramatically, which means you could lose money.

•      Risks of Stock Investing
•      Social Investment Risk

The initial investment universe is comprised of:
  Securities held in the Russell 1000® Growth and S&P 500® Growth Indexes
  Equity securities within the market-cap range of the index with historical or projected growth rates greater than the Russell 1000® Index median
  Stocks that meet other growth criteria as determined by the team
Consistent with the portfolio’s objective and other policies, the portfolio may invest to a lesser extent in derivatives, including futures, forwards, options and swaps. The portfolio may invest up to 20% of its total assets in foreign securities (not including American Depositary Receipts, American Depositary Shares or U.S. dollar denominated securities of foreign issuers).

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. There is no assurance the portfolio will meet its investment objective. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The portfolio may take temporary defensive positions; in such a case, the portfolio will not be pursuing its principal investment strategies. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•      Active Trading
•      Counterparty
•      Currency
•      Depositary Receipts
•      Derivatives
•      Equity Securities
•      Foreign Investments
•      Growth Stocks

Existing Fund	Replacement Fund
Leveraging Manager Market Model and Data Portfolio Selection Small and Medium Capitalization Companies Valuation

TAM serves as the investment adviser to each of the Replacement Funds except for the Janus Aspen Series Global Technology Portfolio and the Fidelity Variable Insurance Products Fund III Value Strategies Portfolio.  Janus Capital Management LLC and Fidelity Management & Research Company (FMR) serve as the investment advisers to the Janus Aspen Series Global Technology Portfolio and the Fidelity Variable Insurance Products Fund III Value Strategies Portfolio, respectively. A chart comparing the adviser and, as applicable, the sub-adviser of each Existing Fund with those of its corresponding Replacement Fund is appended hereto as Appendix B.

Each Transamerica Series Trust Replacement Fund currently offers two classes of shares, an Initial Class and a Service Class.  Initial Class shares and Service Class shares have different expense structures.  Initial Class shares can pay up to a maximum Rule 12b-1 fee equal to an annual rate of 0.15% (expressed as a percentage of average daily net assets of the portfolio), but the Transamerica Series Trust Funds do not intend to pay any distribution fees for Initial Class shares through May 1, 2016.  The Transamerica Series Trust Funds reserve the right to pay such fees after that date.  Service Class shares have a maximum Rule 12b-1 fee equal to an annual rate of 0.25% (expressed as a percentage of average daily net assets of the portfolio). The payment of these fees will lower the Transamerica Series Trust Funds’ investment performance.

TAM has entered into an expense limitation agreement with Transamerica Series Trust on behalf of each Transamerica Series Trust Fund, pursuant to which TAM has agreed to reimburse the Fund’s expenses or waive fees, or both, whenever, in any fiscal year, the total cost to the Fund of normal operating expenses chargeable to the Fund, including the investment advisory fee but excluding, as applicable, 12b-1 fees, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the Fund’s business) exceed a certain percentage of the Fund’s average daily net assets (“expense cap”). Each Transamerica Series Trust Fund may, at a later date, reimburse TAM for operating expenses previously paid on behalf of such Fund during the previous 36 months (36-month reimbursement), but only if, after such reimbursement, the Fund’s expense ratios does not exceed the expense cap. The agreement continues automatically for one-year terms unless TAM provides written notice to Transamerica Series Trust prior to the end of the then-current term. In addition, the agreement will terminate upon termination of the Advisory Agreement.

The expense cap and expiration date of such expense cap for each Transamerica Series Trust Fund are listed below.  None of the Transamerica Series Trust Funds are currently operating in excess of its expense cap.

Transamerica Series Trust Fund	Expense Cap	Expiration Date
Transamerica WMC US Growth VP	0.85%	May 1, 2016
Transamerica TS&W International Equity VP	1.02%	May 1, 2016

Transamerica Series Trust Fund	Expense Cap	Expiration Date
Transamerica MFS International Equity VP	1.125%	May 1, 2016
Transamerica T. Rowe Price Small Cap VP	0.93%	May 1, 2016
Transamerica JPMorgan Core Bond VP	0.70%	May 1, 2016
Transamerica Barrow Hanley Dividend Focused VP	0.90%	May 1, 2016

C.           Description of the Contracts

The Contracts are individual and group flexible premium fixed and variable deferred annuity contracts. The Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a variable basis, fixed basis, or both.  The Contracts permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different registered investment company.  The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosures of this right.

Pursuant to the Contracts, the Contract owners may currently select among a number of variable account investment options and, pursuant to certain Contracts, one fixed account investment option.  Many of the Contracts provide for a maximum number of transfers that can be made every year without charge (e.g., 12 free transfers per year) or that a charge will apply to transfers in excess of a certain number.  Currently, during the accumulation period, Contract owners may transfer among the variable account options without limitation and subject only to the Insurance Companies’ market timing restrictions.  Certain Contracts permit transfers from the fixed account subject to certain minimum transfer amounts and maximum limitations, while other of the Contracts impose additional restrictions on transfers to or from the fixed account.  No fees or other charges are currently imposed on transfers.  Pursuant to the Contracts, the Insurance Companies generally reserve the right to impose additional restrictions on transfers.  Any limits on transfers among variable account investment options, except for limits related to the Insurance Companies’ market timing restrictions, will not apply in connection with the Substitutions as described in more detail below.

D.           Reasons for the Substitutions

The Substitutions are expected to benefit Contract owners, including through the simplification of the investment options by eliminating overlapping offerings and offering comparable or improved investment options at the same or lower total operating expenses.  In addition, the proposed Substitutions are designed to provide Contract owners with these benefits while enabling them to continue their investment in similar or better investment options without interruption and at no additional cost to them.  In this regard, the Insurance Companies or their affiliates have agreed to bear all expenses incurred in connection with the Substitutions and related filings and notices, including legal, accounting, brokerage and other fees and expenses.

Many of the Replacement Funds offer comparable or better performance records than their corresponding Existing Funds.  The Applicants believe that the Replacement Funds overall may provide Contract owners with more consistent performance than the Existing Funds.  At the same time, Contract owners will continue to be able to select among a similar number of investment options, with a similar range of investment objectives, investment strategies, and managers.

As a result of the Substitutions, the number of investment options offered under the Contracts may change slightly.  That number, which currently ranges from 13 to 25, will range from 11 to 25 following the proposed Substitutions.  Similarly, the Substitutions may cause the number of affiliated investment options available under the Contracts to change.  Currently, the number of affiliated investment options available under the Contracts ranges from one to thirteen.  Following the

Substitutions, that range will increase to 5 to 19 affiliated investment options.  For the Contracts that will experience a reduction in the number of available investment options, none will be reduced by more than two investment options and all will have at least 11 available investment options after the Substitutions.

In all but three instances, the Substitutions will replace investment options advised by investment advisers that are not affiliated with the Applicants with Transamerica Series Trust Funds, which are advised by TAM and sub-advised by investment advisers that are not affiliated with the Applicants.  Each Transamerica Series Trust Replacement Fund may rely on an Order from the Commission that permits Transamerica Series Trust and TAM, subject to certain conditions, and without the approval of shareholders to: (1) employ a new unaffiliated sub-adviser for a portfolio pursuant to the terms of a new investment sub-advisory agreement, either as a replacement for an existing sub-adviser or as an additional sub-adviser; (2) materially change the terms of any sub-advisory agreement; and (3) continue the employment of an existing sub-adviser on sub-advisory contract terms where a contract has been assigned because of a change of control of the sub-adviser.  Pursuant to the Order, each Transamerica Series Trust Replacement Fund has agreed to provide certain information about new sub-advisers and new sub-advisory agreements to its shareholders.  Reliance on the Order will permit TAM to hire, monitor and replace sub-advisers as necessary to achieve optimal performance. Neither the Janus Aspen Series Global Technology Portfolio, which serves as the Replacement Fund for Substitution Nos. 11 and 12, nor the Fidelity Variable Insurance Products Fund III Value Strategies Portfolio, which serves as the Replacement Fund for Substitution No. 10, currently have similar Orders.

In addition, Contract owners with sub-account balances invested through the Separate Accounts in shares of the Replacement Funds will have the same or lower total expense ratios taking into account fund expenses (including Rule 12b-1 fees, if any).  With respect to all of the proposed Substitutions, the management fee and Rule 12b-1 fees paid by the Replacement Fund are the same or lower than those of the corresponding Existing Fund.  A description of the comparative management fees of the Replacement and Existing Funds, at all breakpoint levels, is set forth in Appendix C appended hereto.

The Substitutions will result in a decrease in total expense ratios ranging from 0.01% to 0.57%.  Moreover, there will be no increase in Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Accounts as a result of the Substitutions.  The Applicants believe that the Replacement Funds have investment objectives, policies and risk profiles, as described in their prospectuses, that are substantially the same as, or sufficiently similar to, the corresponding Existing Funds to make those Replacement Funds appropriate candidates as substitutes.  The Insurance Companies considered the performance history of the Existing Funds and the Replacement Funds and determined that no Contract owners would be materially adversely affected as a result of the Substitutions.

The Rule 12b-1 fees associated with the share classes of the Replacement Funds are either identical to or less than those of the share classes of the Existing Funds.  Under the Rule 12b-1 Plan for the Initial Class shares, each Transamerica Series Trust Replacement Fund may pay up to 0.15% for distribution and service fees.  To date, the Transamerica Series Trust Replacement Funds have not paid any Rule 12b-1 fees with respect to Initial Class shares, and will not pay any Rule 12b-1 fees on Initial Class shares through May 1, 2016. Under the Rule 12b-1 Plan for the Service Class, each Transamerica Series Trust Replacement Fund may pay up to 0.25% for distribution and service fees.  The Janus Aspen Series’ Institutional Shares do not have a Rule 12b-1 Plan.  For the Fidelity Variable Insurance Products Fund III Value Strategies Portfolio, the Initial Class does not pay 12b-1 fees.

The distributors of the Existing Funds pay to the Insurance Companies, or their affiliates, any Rule 12b-1 fees associated with the class of shares sold to the Separate Accounts.  Similarly, TCI, the distributor for Transamerica Series Trust, will receive from the applicable class of shares held by the Separate Accounts Rule 12b-1 fees paid by the Replacement Funds. The amount of Rule 12b-1 fees paid to TCI by the Replacement Funds will be the same or lower than the amount paid by the Existing Funds.

E.           Performance and Fees of Existing Fund and Replacement Fund

For each proposed Substitution, the following section describes the comparative performance history and comparative fund fees and expenses.  Each Fund’s performance history generally takes into account the one-, five- and ten-year periods ended December 31, 2014.  Comparative fund fees and expenses are based on actual expenses, including waivers for the year ended December 31, 2014. All performance history and fund fees and expenses described below were taken from the Existing Funds’ and Replacement Funds’ prospectuses, as filed with the Commission. The Applicants are not responsible for and make no representation as to the accuracy of such information taken from third party prospectuses.

1.	Dreyfus Variable Investment Fund: Appreciation Portfolio – Transamerica WMC US Growth VP
For the one- and five-year periods ended December 31, 2014, the Service Class shares performance of Transamerica WMC US Growth VP exceeded that of the Service Shares of Dreyfus Variable Investment Fund: Appreciation Portfolio.  For the ten-year period, the Service Class shares performance of Transamerica WMC US Growth VP was comparable to that of the Service Shares of Dreyfus Variable Investment Fund: Appreciation Portfolio.  Prior to April 9, 2010, Transamerica WMC US Growth VP had a different sub-adviser and pursued different investment strategies.

Fund Performance as of December 31, 2014

	Dreyfus VIF: Appreciation Portfolio (Service Shares)	Transamerica WMC US Growth VP (Service Class)
One Year	7.83%	10.83%
Five Years	12.41%	13.28%
Ten Years	7.14%	6.59%

As set forth below, the management fee and total operating expenses of Service Class shares of Transamerica WMC US Growth VP were lower than those of Service Shares of Dreyfus Variable Investment Fund: Appreciation Portfolio.

Fee and Expense Data as of December 31, 2014

	Dreyfus VIF: Appreciation Portfolio (Service Shares)	Transamerica WMC US Growth VP (Service Class)
Management Fee	0.75%	0.64%*
12b-1 Fee	0.25%	0.25%
Other Expenses	0.05%	0.06%
Total Annual Fund Operating Expenses	1.05%	0.95%

*	Management fees have been restated to reflect a reduction in advisory fees effective July 1, 2014.

2.	Dreyfus Variable Investment Fund: International Equity Portfolio – Transamerica TS&W International Equity VP
For the ten-year period ended December 31, 2014, the Initial Class shares performance of Transamerica TS&W International Equity VP exceeded that of the Initial Shares of Dreyfus Variable Investment Fund: International Equity Portfolio. For the five-year period, the Initial Class shares performance of Transamerica TS&W International Equity VP was comparable to that of the Initial Shares of the Dreyfus Variable Investment Fund: International Equity Portfolio. Prior to May 1, 2013, Transamerica TS&W International Equity VP had a different sub-adviser, a different investment objective and pursued different investment strategies.

Fund Performance as of December 31, 2014

	Dreyfus VIF: International Equity Portfolio (Initial Shares)	Transamerica TS&W International Equity VP (Initial Class)
One Year	(2.65)%	(5.18)%
Five Years	5.79%	5.06%
Ten Years	4.74%	4.82%

As set forth below, the management fee and total operating expenses of the Initial Class shares of Transamerica TS&W International Equity VP were lower than those of the Initial Shares of Dreyfus Variable Investment Fund: International Equity Portfolio.

Fee and Expense Data as of December 31, 2014

	Dreyfus VIF: International Equity Portfolio (Initial Shares)	Transamerica TS&W International Equity VP (Initial Class)
Management Fee	0.75%	0.74%
12b-1 Fee	None	0.00%
Other Expenses	0.33%	0.15%
Total Annual Fund Operating Expenses	1.08%	0.89%

3.	Dreyfus Variable Investment Fund: International Equity Portfolio – Transamerica TS&W International Equity VP
For the ten-year period ended December 31, 2014, the Service Class shares performance of Transamerica TS&W International Equity VP exceeded that of the Service Shares of Dreyfus Variable Investment Fund: International Equity Portfolio. For the five-year period, the Service Class shares performance of Transamerica TS&W International Equity VP was comparable to that of the Service Shares of the Dreyfus Variable Investment Fund: International Equity Portfolio. Prior to May 1, 2013, Transamerica TS&W International Equity VP had a different sub-adviser, a different investment objective and pursued different investment strategies.

Fund Performance as of December 31, 2014

	Dreyfus VIF: International Equity Portfolio (Service Shares)	Transamerica TS&W International Equity VP (Service Class)
One Year	(2.90)%	(5.38)%
Five Years	5.52%	4.79%
Ten Years	4.48%	4.56%

As set forth below, the management fee and total operating expenses of Service Class shares of Transamerica TS&W International Equity VP were lower than those of Service Shares of Dreyfus Variable Investment Fund: International Equity Portfolio.

Fee and Expense Data as of December 31, 2014

	Dreyfus VIF: International Equity Portfolio (Service Shares)	Transamerica TS&W International Equity VP (Service Class)
Management Fee	0.75%	0.74%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.33%	0.15%
Total Annual Fund Operating Expenses	1.33%	1.14%

4.	Dreyfus Variable Investment Fund: International Value Portfolio – Transamerica MFS International Equity VP
For the one-, five- and ten-year periods ended December 31, 2014, the Initial Class shares performance of Transamerica MFS International Equity VP exceeded that of the Initial Shares of Dreyfus Variable Investment Fund: International Value Portfolio.

Fund Performance as of December 31, 2014

	Dreyfus VIF: International Value Portfolio (Initial Shares)	Transamerica MFS International Equity VP (Initial Class)
One Year	(9.32)%	(5.17)%
Five Years	1.36%	6.33%
Ten Years	2.30%	5.87%

As set forth below, the management fee and total operating expenses of the Initial Class shares performance of Transamerica MFS International Equity VP were lower than those of the Initial Shares of Dreyfus Variable Investment Fund: International Value Portfolio.

Fund Performance as of December 31, 2014

	Dreyfus VIF: International Value Portfolio (Initial Shares)	Transamerica MFS International Equity VP (Initial Class)
Management Fee	1.00%	0.89%
12b-1 Fee	None	0.00%
Other Expenses	0.29%	0.13%
Total Annual Fund Operating Expenses	1.29%	1.02%

5.	Dreyfus Variable Investment Fund: International Value Portfolio – Transamerica TS&W International Equity VP
For the one-, five- and ten-year periods ended December 31, 2014, the Service Class shares performance of Transamerica TS&W International Equity VP exceeded that of the Service Shares of Dreyfus Variable Investment Fund: International Value Portfolio.  Prior to May 1, 2013, Transamerica TS&W International Equity VP had a different sub-adviser, a different investment objective and pursued different investment strategies.

Fund Performance as of December 31, 2014

	Dreyfus VIF: International Value Portfolio (Service Shares)	Transamerica TS&W International Equity VP (Service Class)
One Year	(9.57)%	(5.38)%
Five Years	1.10%	4.79%
Ten Years	2.05%	4.56%

As set forth below, the management fee and total operating expenses of the Service Class shares of Transamerica TS&W International Equity VP were lower than those of the Service Shares of Dreyfus Variable Investment Fund: International Value Portfolio.

Fee and Expense Data as of December 31, 2014

	Dreyfus VIF: International Value Portfolio (Service Shares)	Transamerica TS&W International Equity VP (Service Class)
Management Fee	1.00%	0.74%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.29%	0.15%
Total Annual Fund Operating Expenses	1.54%	1.22%

6.	Dreyfus Variable Investment Fund: Opportunistic Small Cap Portfolio – Transamerica T. Rowe Price Small Cap VP
For the one-, five- and ten-year periods ended December 31, 2014, the Initial Class shares performance of Transamerica T. Rowe Price Small Cap VP exceeded that of the Initial Shares of Dreyfus Variable Investment Fund: Opportunistic Small Cap Portfolio.

Fund Performance as of December 31, 2014

	Dreyfus VIF: Opportunistic Small Cap Portfolio (Initial Shares)	Transamerica T. Rowe Price Small Cap VP (Initial Class)
One Year	1.60%	6.55%
Five Years	15.51%	19.41%
Ten Years	4.67%	10.43%

As set forth below, the management fee and total operating expenses of Initial Class shares of Transamerica T. Rowe Price Small Cap VP were lower than or equal to those of Initial Shares of Dreyfus Variable Investment Fund: Opportunistic Small Cap Portfolio.

Fee and Expense Data as of December 31, 2014

	Dreyfus VIF: Opportunistic Small Cap Portfolio (Initial Shares)	Transamerica T. Rowe Price Small Cap VP (Initial Class)
Management Fee	0.75%	0.75%
12b-1 Fee	None	0.00%
Other Expenses	0.08%	0.07%
Total Annual Fund Operating Expenses	0.83%	0.82%

7.	Dreyfus Variable Investment Fund: Opportunistic Small Cap Portfolio – Transamerica T. Rowe Price Small Cap VP
For the one-, five- and ten-year periods ended December 31, 2014, the Service Class shares performance of Transamerica T. Rowe Price Small Cap VP exceeded that of the Service Shares of Dreyfus Variable Investment Fund: Opportunistic Small Cap Portfolio.

Fund Performance as of December 31, 2014

	Dreyfus VIF: Opportunistic Small Cap Portfolio (Service Shares)	Transamerica T. Rowe Price Small Cap VP (Service Class)
One Year	1.32%	6.24%
Five Years	15.21%	19.11%
Ten Years	4.42%	10.15%

As set forth below, the management fee and total operating expenses of Service Class shares of Transamerica T. Rowe Price Small Cap VP were lower than or equal to those of Service Shares of Dreyfus Variable Investment Fund: Opportunistic Small Cap Portfolio.

Fee and Expense Data as of December 31, 2014

	Dreyfus VIF: Opportunistic Small Cap Portfolio (Service Shares)	Transamerica T. Rowe Price Small Cap VP (Service Class)
Management Fee	0.75%	0.75%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.08%	0.07%
Total Annual Fund Operating Expenses	1.08%	1.07%

8.	Dreyfus Variable Investment Fund: Quality Bond Portfolio – Transamerica JPMorgan Core
Bond VP
For the one- and ten-year periods ended December 31, 2014, the Service Class shares performance of Transamerica JPMorgan Core Bond VP exceeded that of the Service Shares of Dreyfus Variable Investment Fund: Quality Bond Portfolio. For the five-year period, the Service Class shares performance of Transamerica JPMorgan Core Bond VP was comparable to that of the Service Shares of Dreyfus Variable Investment Fund: Quality Bond Portfolio.

Fund Performance as of December 31, 2014

	Dreyfus VIF: Quality Bond Portfolio (Service Shares)	Transamerica JPMorgan Core Bond VP (Service Class)
One Year	4.56%	5.10%
Five Years	4.83%	4.53%
Ten Years	4.29%	4.94%

As set forth below, the management fee and total operating expenses of the Service Class shares of Transamerica JPMorgan Core Bond VP were lower than those of the Service Shares of Dreyfus Variable Investment Fund: Quality Bond Portfolio.

Fee and Expense Data as of December 31, 2014

	Dreyfus VIF: Quality Bond Portfolio (Service Shares)	Transamerica JPMorgan Core Bond VP (Service Class)
Management Fee	0.65%	0.45%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.20%	0.11%
Total Annual Fund Operating Expenses	1.10%	0.81%

9.	Dreyfus Investment Portfolios: Core Value Portfolio – Transamerica Barrow Hanley Dividend Focused VP
For the one- and ten-year periods ended December 31, 2014, the Initial Class shares performance of Transamerica Barrow Hanley Dividend Focused VP exceeded that of the Service Shares of Dreyfus Investment Portfolios: Core Value Portfolio. For the five-year period, the Service Class shares performance of Transamerica Barrow Hanley Dividend Focused VP was comparable to that of the Service Shares of the Dreyfus Investment Portfolios: Core Value Portfolio.  Prior to May 1, 2013, Transamerica Barrow Hanley Dividend Focused VP had a different sub-adviser, a different investment objective and employed different investment strategies.

Fund Performance as of December 31, 2014

	Dreyfus Investment Portfolios: Core Value Portfolio (Service Shares)	Transamerica Barrow Hanley Dividend Focused VP (Initial Class)
One Year	10.09%	12.17%
Five Years	13.65%	13.12%
Ten Years	6.51%	7.07%

As set forth below, the management fee and total operating expenses of the Initial Class shares of Transamerica Barrow Hanley Dividend Focused VP were lower than those of the Service Shares of Dreyfus Investment Portfolios: Core Value Portfolio.

Fee and Expense Data as of December 31, 2014

	Dreyfus Investment Portfolios: Core Value Portfolio (Service Shares)	Transamerica Barrow Hanley Dividend Focused VP (Initial Class)
Management Fee	0.75%	0.65%
12b-1 Fee	0.25%	0.00%
Other Expenses	0.28%	0.06%
Total Annual Fund Operating Expenses	1.28%	0.71%

10.	Dreyfus Investment Portfolios: MidCap Stock Portfolio – Fidelity Variable Insurance Products Value Strategies Portfolio
For the ten-year period ended December 31, 2014, the Initial Class shares performance of the Fidelity Variable Insurance Products Value Strategies Portfolio was comparable to that of the Initial Shares of Dreyfus Variable Investment Portfolios: MidCap Stock Portfolio.

Fund Performance as of December 31, 2014

	Dreyfus Variable Investment Portfolios: MidCap Stock Portfolio (Initial Shares)	Fidelity Variable Insurance Products Value Strategies Portfolio (Initial Class)
One Year	12.09%	6.80%
Five Years	18.24%	15.42%
Ten Years	8.34%	7.13%

As set forth below, the management fee and total operating expenses of the Initial Class shares of the Fidelity Variable Insurance Products Value Strategies Portfolio were lower than those of the Initial Shares of Dreyfus Variable Investment Portfolios: MidCap Stock Portfolio.

Fee and Expense Data as of December 31, 2014

	Dreyfus Variable Investment Portfolios: MidCap Stock Portfolio (Initial Shares)	Fidelity Variable Insurance Products Value Strategies Portfolio (Initial Class)
Management Fee	0.75%	0.55%
12b-1 Fee	None	None
Other Expenses	0.10%	0.13%
Total Annual Fund Operating Expenses	0.85%	0.68%

11.	Dreyfus Investment Portfolios: Technology Growth Portfolio – Janus Aspen Series: Global Technology Portfolio
For the one-, five- and ten-year periods ended December 31, 2014, the Institutional Shares performance of Janus Aspen Series: Global Technology Portfolio exceeded that of the Initial Shares of Dreyfus Variable Investment Portfolios: Technology Growth Portfolio.

Fund Performance as of December 31, 2014

	Dreyfus Variable Investment Portfolios: Technology Growth Portfolio (Initial Shares)	Janus Aspen Series: Global Technology Portfolio (Institutional Shares)
One Year	6.82%	9.64%
Five Years	14.47%	15.21%
Ten Years	8.51%	10.22%

As set forth below, the management fee and total operating expenses of the Institutional Shares of Janus Aspen Series: Global Technology Portfolio were lower than those of the Initial Shares of Dreyfus Variable Investment Portfolios: Technology Growth Portfolio.

Fee and Expense Data as of December 31, 2014

	Dreyfus Variable Investment Portfolios: Technology Growth Portfolio (Initial Shares)	Janus Aspen Series: Global Technology Portfolio (Institutional Shares)
Management Fee	0.75%	0.64%
12b-1 Fee	None	None
Other Expenses	0.08%	0.15%
Total Annual Fund Operating Expenses	0.83%	0.79%

12.	Dreyfus Variable Investment Portfolios: Technology Growth Portfolio – Janus Aspen Series: Global Technology Portfolio
For the one-, five- and ten-year periods ended December 31, 2014, the Institutional Shares performance of Janus Aspen Series: Global Technology Portfolio exceeded that of the Service Shares of Dreyfus Variable Investment Portfolios: Technology Growth Portfolio.

Fund Performance as of December 31, 2014

	Dreyfus Variable Investment Portfolios: Technology Growth Portfolio (Service Shares)	Janus Aspen Series: Global Technology Portfolio (Institutional Shares)
One Year	6.58%	9.64%
Five Years	14.20%	15.21%
Ten Years	8.24%	10.22%

As set forth below, the management fee and total operating expenses of the Institutional Shares of Janus Aspen Series: Global Technology Portfolio were lower than those of the Service Shares of Dreyfus Variable Investment Portfolios: Technology Growth Portfolio.

Fee and Expense Data as of December 31, 2014

	Dreyfus Variable Investment Portfolios: Technology Growth Portfolio (Service Shares)	Janus Aspen Series: Global Technology Portfolio (Institutional Shares)
Management Fee	0.75%	0.64%
12b-1 Fee	0.25%	None
Other Expenses	0.08%	0.15%
Total Annual Fund Operating Expenses	1.08%	0.79%

13.	The Dreyfus Socially Responsible Growth Fund, Inc. – Transamerica WMC US Growth VP
For the one-, five- and ten-year periods ended December 31, 2014, the Service Class shares performance of Transamerica WMC US Growth VP was comparable to that of the Service Shares of The Dreyfus Socially Responsible Growth Fund, Inc.  Prior to April 9, 2010, Transamerica WMC US Growth VP was named Transamerica Equity VP, had a different sub-adviser and pursued different investment strategies.

Fund Performance as of December 31, 2014

	The Dreyfus Socially Responsible Growth Fund, Inc. (Service Shares)	Transamerica WMC US Growth VP (Service Class)
One Year	13.13%	10.83%
Five Years	14.31%	13.28%
Ten Years	7.51%	6.59%

As set forth below, the management fee and total operating expenses of the Service Class shares of Transamerica WMC US Growth VP were lower than those of the Service Shares of The Dreyfus Socially Responsible Growth Fund, Inc.

Fee and Expense Data as of December 31, 2014

	The Dreyfus Socially Responsible Growth Fund, Inc. (Service Shares)	Transamerica WMC US Growth VP (Service Class)
Management Fee	0.75%	0.64%*
12b-1 Fee	0.25%	0.25%
Other Expenses	0.09%	0.06%
Total Annual Fund Operating Expenses	1.09%	0.95%

*	Management fees have been restated to reflect a reduction in advisory fees effective July 1, 2014.

Each Replacement Fund will have the same or lower management fee and, if applicable, Rule 12b-1 fee compared to its corresponding Existing Fund.

For the Contract owners affected by the proposed Substitutions involving Transamerica Series Trust Replacement Funds, the Insurance Companies or their affiliates will reimburse, on the last business day of each fiscal quarter, for a period of two years following the date of the proposed Substitution, the affected Contract owners to the extent a Replacement Fund’s net annual operating expenses for such period exceeds, on an annualized basis, the net annual operating expenses of the corresponding Existing Fund for the fiscal year 2014.

IV.           ADDITIONAL REPRESENTATIONS

The Insurance Companies will notify all owners of the Contracts affected by the Substitutions of their intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the funds as described herein.  A form of the notice is appended hereto as Appendix D.  The notice will advise Contract owners that from the date of the notice until the date of the proposed substitution, owners are permitted to make one transfer of Contract value out of the Existing Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.  The notice will inform Contract owners that the Insurance Companies will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the proposed Substitutions.5  The notice also will advise Contract owners that for at least 30 days following the proposed Substitutions, the Insurance Companies will permit Contract owners affected by the Substitutions to make one transfer of Contract value (or annuity unit exchange) out of the Replacement Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.

The proposed Substitutions will take place at relative net asset value with no change in the amount of any Contract owner’s Contract value, cash value, or death benefit or in the dollar value of his or her investment in the Separate Accounts.  The Substitutions will be effected by redeeming shares of an Existing Fund for cash and using the cash to purchase shares of the Replacement Fund, with the sub-account of the applicable Separate Account investing the proceeds of its redemption from the Existing Fund in the Replacement Fund.  Redemptions and purchases will occur simultaneously so that Contract values will remain fully invested at all times.  All redemptions of shares of each Existing Fund and purchases of shares of each Replacement Fund will be effected in accordance with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder.

Contract owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or an Insurance Company’s obligations under the Contracts be altered in any way.  All expenses incurred in connection with the proposed Substitutions, including brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies or their affiliates.  In addition, the proposed Substitutions will not impose any tax liability on Contract owners.  The proposed Substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed Substitutions than before the proposed Substitutions.  No fees will be charged on the transfers made at the time of the proposed Substitutions because the proposed Substitutions will not be treated as a transfer for the purpose of assessing transfer charges or for determining the number of remaining permissible transfers in a Contract year.

In addition to the notice to be distributed to Contract owners discussed above, within five business days after the proposed Substitutions are completed, Contract owners will be sent a written notice (substantially in the form appended hereto as Appendix E) informing them the Substitutions were carried out and that they may make one transfer of all Contract value or cash value under a Contract invested in any one of the sub-accounts investing in a Replacement Fund on the date of the notice to one or more other sub-accounts available under their Contract at no cost and without regard to the usual limit

_________________________
5 The Insurance Companies, however, may continue to impose restrictions on transfers to prevent or limit “market timing” activities by Contract owners or agents of Contract owners.

on the frequency of transfers among sub-accounts or from the variable account options to the fixed account options.  The written notice will reiterate that (other than with respect to “market timing” activity) that each Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or to impose any charges on transfers until at least 30 days after the proposed Substitutions are completed.  The Insurance Companies also will send each Contract owner current prospectuses for the Replacement Funds involved to the extent that they have not previously received copies.

Each Insurance Company is seeking approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

As discussed in Section III.E., the Applicants agree that the Insurance Companies or their affiliates will reimburse, on the last business day of each fiscal quarter, for a period of two years following the date of the proposed Substitution, Contract owners affected by the proposed Substitutions involving Transamerica Series Trust Replacement Funds and whose sub-account invests in the Replacement Fund such that the sum of the Replacement Fund’s net annual operating expenses (taking into account fee waivers and expense reimbursements) and sub-account expenses (asset-based fees and charges deducted on a daily basis from sub-account assets and reflected in the calculation of sub-account unit values) will not exceed, on an annualized basis, the sum of the Existing Fund’s net annual operating expenses (taking into account fee waivers and expense reimbursements) and sub-account expenses for fiscal year 2014. The Applicants further agree they will not increase the maximum separate account charges as disclosed on the date of the Substitutions (net of any reimbursements or waivers) for any existing owner of the Contracts affected by proposed Substitutions involving Transamerica Series Trust Replacement Funds for a period of two years from the date of the Substitutions.

The proposed Substitutions and the selection of the Replacement Funds was not motivated by any financial consideration paid or to be paid to the Insurance Companies or their affiliates by the Replacement Funds, their advisers, their underwriters, or their respective affiliates.  The Insurance Companies will not receive, for three years from the date of the Substitutions, any direct or indirect benefits from any Replacement Fund, its adviser, its underwriter or their respective affiliates in connection with the assets attributable to the Contracts affected by the Substitution at a higher rate than it had received from the Existing Fund, its adviser, its underwriter or their respective affiliates, including, without limitation, Rule 12b-1 distribution, shareholder service, administrative or other service fees, revenue sharing or other arrangements.

V.           REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitutions by the Insurance Companies of shares held by the Separate Accounts as described in Section III.A.

A.           Applicable Law

Section 26(c) (originally Section 26(b)) of the 1940 Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provision of this title.

Section 26(c) was added to the 1940 Act by the Investment Company Act Amendments of 1970. Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution.  In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the Replacement Fund,6 recommended that Section 26 be amended to require that a proposed Substitution of the underlying investments of a trust receive prior Commission approval.7

Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by the unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer, notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.8

The proposed Substitutions appear to involve substitutions of securities within the meaning of Section 26(c) of the 1940 Act.9  The Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed Substitutions.

B.           Basis for Order

The Contracts permit the Insurance Companies, subject to compliance with applicable law, to substitute shares of another investment company for shares of an investment company held by a sub-

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6 In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval.  The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the 1940 Act.  See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

7 See Id.

8 S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969).

9 While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to a substitution of securities in any sub -account of a registered separate account.  Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21, 1982).

account of the Separate Accounts.  The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosure of this right.

Each Replacement Fund will have the same or lower management fee and, if applicable, Rule 12b-1 fee compared to its corresponding Existing Fund.

The Applicants submit that, in general, there is little likelihood that significant additional assets of the Separate Accounts, if any, will be allocated to the above-listed Existing Funds and, therefore, because of the cost of maintaining such Funds as investment options under the Contracts, it is in the interest of the Insurance Companies to substitute the applicable Replacement Funds which are currently being offered as investment options by the Insurance Companies.

In each case, the Insurance Companies believe that it is in the best interests of the Contract owners to substitute the Replacement Fund for its corresponding Existing Fund.  The Insurance Companies believe the Replacement Fund’s sub-adviser, where applicable, will, over the long term, be positioned to provide at least comparable performance to that of the Existing Fund’s sub-adviser.

In addition to the foregoing, the Applicants generally submit that the proposed Substitutions meet the standards the Commission and its staff have applied to similar substitutions the Commission has in the past approved.10 The Applicants anticipate that Contract owners will be better off with the array of sub-

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10 See, e.g., Voya Retirement Insurance and Annuity Company, et al., Inv. Co. Rel. No. 31552 (April 15, 2015)(notice); Pacific Life Insurance Company, et al., Inv. Co. Rel. No. 31499 (March 6, 2015)(order); American Fidelity Assurance Company, et al., Inv. Co. Rel. No. 31251 (Sept. 16, 2014)(order); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 31023 (April 22, 2014)(order); Minnesota Life Insurance Company, et al., Inv. Co. Rel. No. 31028 (April 24, 2014)(order); Ameritas Life Insurance Corp., et al., Inv. Rel. No. 30787 (Nov. 15, 2013)(order); Pacific Life Insurance Company, et al., Inv. Co. Rel. No. 30777 (Nov. 8, 2013)(order); The Northwestern Mutual Life Insurance Company, et al., Inv. Co. Rel. No. 30690 (Sept. 18, 2013)(order); American Family Life Insurance Company, et al., Inv. Co. Rel. No. 30601 (July 16, 2013)(order); Lincoln National Life Company, et al., Inv. Co. Rel. No. 30517 (May 14, 2013)(order); ING Life Insurance and Annuity Company, et al., Inv. Co. Rel. No. 30461 (April 12, 2013)(order); AXA Equitable Life Insurance Company, et al., Inv. Co. Rel. No. 30405 (Feb. 26, 2013)(order); Mutual of America Life Insurance Company, Inv. Co. Rel. No. 30335 (Dec. 31, 2012)(order); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No 29211 (April 20, 2010) (order), Inv. Co. Rel. No. 29190 (March 25, 2010) (notice); Nationwide Life Insurance Company, et al., Inv. Co. Rel. No. 28815 (July 8, 2009) (order), Inv. Co. Rel. No. 28767 (June 12, 2009) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 28699 (April 20, 2009) (order); Inv. Co. Rel. No. 28678 (March 25, 2009) (notice); Sun Life Assurance Company of Canada (U.S.), et al., Inv. Co. Rel. No. 28607 (Jan. 22, 2009) (order), Inv. Co. Rel. No. 28570 (Dec. 23, 2008) (notice); RiverSource Life Insurance Company, et al., Inv. Co. Rel. No. 28575 (Dec. 30, 2008) (order), Inv. Co. Rel. No. 28527 (Dec. 4, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28521 (Nov. 25, 2008) (order), Inv. Co. Rel. No. 28480 (Oct. 30, 2008) (notice); Allianz Life Insurance Company of North America, et al., Inv. Co. Rel. No. 28384 (Sept. 19, 2008) (order), Inv. Co. Rel. No. 28369 (Aug. 28, 2008) (notice); The Penn Mutual Life Insurance Company, et al., Inv. Co. Act Rel. No. 2834 (July 25, 2008) (order), Inv. Co. Act Rel. No. 28328 (July 2, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 28236 (April 16, 2008) (order), Inv. Co. Act Rel. No 28190 (March 10, 2008) (notice); MetLife Insurance Company of Connecticut, et al., Inv. Co. Act Rel. No. 27810 (April 30, 2007) (order), Inv. Co. Act Rel. No. 27778 (April 6, 2007) (notice); The Travelers Insurance Company, et al. and MetLife Insurance Company et al., Inv. Co. Act Rel. No. 27307 (April 27, 2006) (order), Inv. Co Act Rel. No. 27278 (March 31, 2006) (notice); MetLife Investors Insurance Company, et al., Inv. Co. Act Rel. No. 26863 (April 29, 2005) (order), Inv. Co. Act Rel. No. 26829 (April 7, 2005) (notice); ING USA Annuity & Life Insurance Company, et al., Inv. Co. Act Rel. No. 26711 (Dec. 20, 2004) (order), Inv. Co. Act Rel. No. 26682 (Nov. 23, 2004) (notice); Integrity Life Insurance Company, et al., Inv. Co. Act Rel. No. 26445 (May 7, 2004) (order), Inv. Co. Act Rel. No. 26411 (April 5, 2004) (notice); ING USA Annuity & Life Insurance Company, et al., Inv. Co. Act Rel. No. 26441 (May 3, 2004) (order), Inv. Co. Act Rel. No. 26416 (April 9, 2004) (notice); Metropolitan Life Insurance Company, et al., Ins. Co. Act Rel. No. 26404 (March 29, 2004) (order), Inv. Co. Act Rel. No. 26368 (Feb. 24, 2004) (notice); Metropolitan Life Investors USA Insurance Company, et al., Inv. Co. Act Rel. No. 26029 (April 28, 2003) (order), Inv. Co. Act Rel. No. 25988 (April 1, 2003) (notice); The Equitable Life Assurance Society of the United States, et al., Inv. Co. Act Rel. No. 25803 (Nov. 14, 2002) (order), Inv. Co. Act Rel. No. 25784 (Oct. 23, 2002) (notice); American United Life Insurance Company, et al., Inv. Co. Act Rel. No. 25719 (Aug. 27, 2002) (order), Inv. Co. Act Rel. No. 25690 (July 31, 2002) (notice).

accounts offered after the proposed Substitutions than they have been with the array of sub-accounts offered prior to the Substitutions.  The proposed Substitutions retain for Contract owners the investment flexibility which is a central feature of the Contracts.  If the proposed Substitutions are carried out, all Contract owners will be permitted to allocate purchase payments and transfer Contract values and cash values between and among substantially the same number of sub-accounts as they could before the proposed Substitutions.

None of the proposed Substitutions is of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract values into other sub-accounts.  Moreover, the Insurance Companies will offer Contract owners the opportunity to transfer amounts out of the affected sub-accounts into any of the remaining sub-accounts without cost or other disadvantage.  The proposed Substitutions, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent.

The proposed Substitutions also are unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values.  They also select the specific type of insurance coverage offered by the Insurance Companies under their Contract as well as numerous other rights and privileges set forth in the Contract.  Contract owners also may have considered TLIC’s and TFLIC’s size, financial condition, relationship with Transamerica Corporation and AEGON N.V., and their reputation for service in selecting their Contract.  These factors will not change as a result of the proposed Substitutions.

C.           Request for an Order

The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions by the Insurance Companies.

VI.           COMMUNICATIONS

Please address all communications concerning this Application and Notice and Order to:

Alison C. Ryan Associate General Counsel and Vice President Transamerica Investments & Retirement 1150 South Olive Street, T-09-13 Los Angeles, CA 90015	Lea Anne Copenhefer Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110

VII.           AUTHORIZATIONS

Under Arkansas law and the articles of incorporation and by-laws of TLIC, its business and affairs are conducted by its board of directors.  Under New York law and the articles of incorporation and by-laws of TFLIC, its business affairs are conducted by its board of directors.  Under both Arkansas insurance law and New York insurance law, the business and affairs of the Separate Accounts are conducted by TLIC and TFLIC, respectively.  Under Delaware law and the Declaration of Trust and By-Laws of Transamerica Series Trust, its business affairs are conducted by its Board of Trustees.

In accordance with such laws, articles, declaration, and by-laws, resolutions, as applicable, were adopted by a vote of the Boards of directors of TLIC and TFLIC for the Separate Accounts, authorizing their respective appropriate officers to prepare, execute and file with the Commission this Application.  Copies of these resolutions are appended hereto as Appendix F.  These resolutions remain in full force and effect and are applicable to this Application.  Accordingly, the persons signing this Application have been fully authorized to do so.

VIII.	CONCLUSION

For the foregoing reasons set forth in this Application, the Applicants state that the proposed Substitutions and the related transactions meet the standards of Section 26(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and that such order be made effective as soon as possible.

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Transamerica Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of Separate Account VA-2L on the 15th day of June, 2015.

By: Transamerica Life Insurance Company By: /s/ Alison C. Ryan Name: Alison C. Ryan Title: Associate General Counsel and Vice President

Transamerica Financial Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of Separate Account VA-2LNY on the 15th day of June, 2015.

By: Transamerica Financial Life Insurance Company By: /s/ Alison C. Ryan Name: Alison C. Ryan Title: Associate General Counsel and Vice President

VERIFICATION

The undersigned states that she has duly executed the attached Application dated the 15th day of June, 2015, for and on behalf of Transamerica Life Insurance Company and Separate Account VA-2L, that she is Associate General Counsel and Vice President of Transamerica Life Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.

By: /s/ Alison C. Ryan Name: Alison C. Ryan Title: Associate General Counsel and Vice President

VERIFICATION

The undersigned states that she has duly executed the attached Application dated the 15th day of June, 2015, for and on behalf of Transamerica Financial Life Insurance Company and Separate Account VA-2LNY that she is Associate General Counsel and Vice President of Transamerica Financial Life Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.

By: /s/ Alison C. Ryan Name: Alison C. Ryan Title: Associate General Counsel and Vice President

APPENDIX A

Glossary of Investment Risk Disclosures

Active Trading. The portfolio is actively managed and may purchase and sell securities without regard to the length of time held. Active trading may have a negative impact on performance by increasing transaction costs and may generate greater amounts of net short-term capital gains, which, for shareholders holding shares in taxable accounts, would be subject to tax at ordinary income tax rates upon distribution.

Blue Chip Risk (Dreyfus VIF Appreciation Portfolio). By focusing on large capitalization, high quality stocks, the fund may underperform funds that invest in the stocks of lower quality, smaller capitalization companies during periods when the stocks of such companies are in favor.

Convertible Securities. Convertible securities share investment characteristics of both fixed income and equity securities. However, the value of these securities tends to vary more with fluctuations in the value of the underlying common stock than with fluctuations in interest rates. The value of convertible securities also tends to exhibit lower volatility than the underlying common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. The portfolio could lose money if the issuer of a convertible security is unable to meet its financial obligations or goes bankrupt.

Counterparty. The portfolio will be subject to credit risk (that is, where changes in an issuer’s financial strength or credit rating may affect an instrument’s value) with respect to the amount it expects to receive from counterparties to derivatives, repurchase agreements and other financial contracts entered into by the portfolio or held by special purpose or structured vehicles. If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the value of your investment in the portfolio may decline.

Credit. If an issuer or other obligor (such as a party providing insurance or other credit enhancement) of a security held by the portfolio or a counterparty to a financial contract with the portfolio defaults or is downgraded, or is perceived to be less creditworthy, or if the value of any underlying assets declines, the value of your investment will typically decline. Below investment grade, high-yield debt securities (commonly known as “junk bonds”) have a higher risk of default and are considered speculative. Subordinated securities are more likely to suffer a credit loss than non-subordinated securities of the same issuer and will be disproportionately affected by a default, downgrade or perceived decline in creditworthiness.

Credit Risk (Dreyfus VIF Quality Bond Portfolio) Failure of an issuer of a security to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of the security, can cause the security's price to fall, lowering the value of the fund’s investment in such security. The lower a security's credit rating, the greater the chance that the issuer of the security will default or fail to meet its payment obligations. High yield (“junk”) securities involve greater credit risk, including the risk of default, than investment grade securities, and are considered predominantly speculative with respect to the issuer’s ability to make principal and interest payments. The prices of high yield securities can fall in response to bad news about the issuer or its industry, or the economy in general to a greater extent than those of higher rated securities. Securities rated investment grade when purchased by the fund may subsequently be downgraded.

Currency. The value of investments in securities denominated in foreign currencies increases or decreases as the rates of exchange between those currencies and the U.S. dollar change. Currency conversion costs and currency fluctuations could reduce or eliminate investment gains or add to investment losses. Currency exchange rates can be volatile and are affected by  factors such as general economic conditions, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

Depositary Receipts. Depositary receipts may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert equity shares into depositary receipts and vice versa. Such restrictions may cause equity shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Derivatives. Using derivatives exposes the portfolio to additional risks and can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivatives themselves behave in a way not anticipated by the portfolio. Using derivatives also can have a leveraging effect and increase portfolio volatility. The portfolio may also have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the portfolio. The portfolio’s investments in derivative instruments may involve a small investment relative to the amount of investment exposure assumed and may result in losses exceeding the amounts invested in those instruments. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

Derivatives Risk (Dreyfus VIF International Equity Portfolio). A small investment in derivatives could have a potentially large impact on the fund’s performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value. Certain types of derivatives, including swap agreements, forward contracts and over-the-counter options, involve greater risks than the underlying obligations because, in addition to general market risks, they are subject to illiquidity risk, counterparty risk, credit risk and pricing risk.

Derivatives Risk (Janus Aspen Series Global Technology Portfolio). Derivatives can be highly volatile and involve risks in addition to the risks of the underlying referenced securities. Gains or losses from a derivative investment can be substantially greater than the derivative’s original cost, and can therefore involve leverage. Leverage may cause the Portfolio to be more volatile than if it had not used leverage. Derivatives can be complex instruments and may involve analysis that differs from that required for other investment types used by the Portfolio. If the value of a derivative does not correlate well with the particular market or other asset class to which the derivative is intended to provide exposure, the derivative may not produce the anticipated result. Derivatives can also reduce the opportunity for gain or result in losses by offsetting positive returns in other investments. Derivatives can be less liquid than other types of investments and entail the risk that the counterparty will default on its payment obligations. If the counterparty to a derivative transaction defaults, the Portfolio would risk the loss of the net amount of the payments that it contractually is entitled to receive. To the extent the Portfolio enters into short derivative positions, the Portfolio may be exposed to risks similar to those associated with short sales, including the risk that the Portfolio’s losses are theoretically unlimited.

Emerging Markets. Investments in the securities of issuers located in or principally doing business in emerging markets are subject to foreign investments risks. These risks are greater for investments in issuers in emerging market countries. Emerging market countries tend to have economic, political and legal systems that are less fully developed and are less stable than those of more developed countries. Low trading volumes may result in a lack of liquidity and in extreme price volatility.

Emerging Market Risk (Dreyfus VIF International Equity Portfolio and Dreyfus VIF International Value Portfolio). The securities of issuers located or doing substantial business in emerging market countries tend to be more volatile and less liquid than the securities of issuers located in countries with more mature economies. Emerging markets generally have less diverse and less mature economic structures and less stable political systems than those of developed countries. Investments in these countries may be subject to political, economic, legal, market and currency risks. The risks may include less protection of property rights and uncertain political and economic policies, the imposition of capital controls and/or foreign investment limitations by a country, nationalization of businesses and the imposition of sanctions by other countries, such as the United States.

Emerging Markets Risk (Janus Aspen Series Global Technology Portfolio). The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors. There is a risk in developing countries that a future economic or political crisis could lead to price controls, forced mergers of companies, expropriation or confiscatory taxation, imposition or enforcement of foreign ownership limits, seizure, nationalization, or creation of government monopolies, any of which may have a detrimental effect on the Portfolio’s investments. In addition, the Portfolio’s investments may be denominated in foreign currencies and therefore, changes in the value of a country’s currency compared to the U.S. dollar may affect the value of the Portfolio’s investments. To the extent that the Portfolio invests a significant portion of its assets in the securities of issuers in or companies of a single country or region, it is more likely to be impacted by events or conditions affecting that country or region, which could have a negative impact on the Portfolio’s performance. Some of the risks of investing directly in foreign and emerging market securities may be reduced when the Portfolio invests indirectly in foreign securities through various other investment vehicles including derivatives, which also involve other risks. As of December 31, 2014, approximately 7.5% of the Portfolio’s investments were in emerging markets.

Equity Securities. Equity securities represent an ownership interest in an issuer, rank junior in a company’s capital structure and consequently may entail greater risk of loss than debt securities. Equity securities include common and preferred stocks. Stock markets are volatile. The price of equity securities fluctuates based on changes in a company’s financial condition and overall market and economic conditions. If the market prices of the equity securities owned by the portfolio fall, the value of your investment in the portfolio will decline.

Exchange Traded Funds. Equity-based ETFs are subject to risks similar to those of stocks; fixed income-based ETFs are subject to risks similar to those of fixed-income securities. ETF shares may trade at a premium or discount to net asset value. ETFs are subject to secondary market trading risks. In addition, a portfolio will bear a pro rata portion of the operating expenses of an ETF in which it invests.

Extension. When interest rates rise, repayments of fixed income securities, particularly asset- and mortgage-backed securities, may occur more slowly than anticipated, extending the effective duration of these fixed income securities at below market interest rates and causing their market prices to decline more than they would have declined due to the rise in interest rates alone. This may cause the portfolio’s share price to be more volatile.

Fixed-Income Securities. The market prices of fixed-income securities may go up or down, sometimes rapidly and unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates, lack of liquidity in the bond markets or adverse investor sentiment. In addition, the market value of a fixed income security may decline if the issuer or other obligor of the security fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less creditworthy, or the credit quality or value of any underlying assets declines. When market prices fall, the value of your investment will go down. The value of your investment will generally go down when interest rates rise. Interest rates have been at historically low levels, so the portfolio faces a heightened risk that interest rates may rise. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

Fixed-Income Market Risk (Dreyfus VIF Quality Bond Portfolio). The market value of a fixed-income security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. The fixed-income securities market can be susceptible to increases in volatility and decreases in liquidity. Liquidity can decline unpredictably in response to overall economic conditions or credit tightening. Increases in volatility and decreases in liquidity may be caused by a rise in interest rates (or the expectation of a rise in interest rates), which are at or near historic lows in the United States and in other countries. An unexpected increase in fund redemption requests, including requests from shareholders who may own a significant percentage of the fund’s shares, which may be triggered by market turmoil or an increase in interest rates, could cause the fund to sell its holdings at a loss or at undesirable prices and adversely affect the fund’s share price and increase the fund’s liquidity risk, fund expenses and/or taxable distributions.

Focused Investing. To the extent the portfolio invests in one or more countries, regions, sectors or industries, or in a limited number of issuers, the portfolio will be more susceptible to negative events affecting those countries, regions, sectors, industries or issuers. Local events, such as political upheaval, financial troubles, or natural disasters may disrupt a country’s or region’s securities markets. Geographic risk is especially high in emerging markets.

Foreign Currency Risk (Dreyfus VIF International Equity Portfolio). Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. Currency exchange rates may fluctuate significantly over short periods of time. Foreign currencies are also subject to risks caused by inflation, interest rates, budget deficits and low savings rates, political factors and government intervention and controls.

Foreign Exposure (Fidelity Variable Insurance Products Value Strategies Portfolio). Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

Foreign Exposure Risk (Janus Aspen Series Global Technology Portfolio). The Portfolio normally has significant exposure to foreign markets as a result of its investments in foreign securities, including investments in emerging markets, which can be more volatile than the U.S. markets. As a result, its returns and net asset value may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country. In some foreign markets, there may not be protection against failure by other parties to complete transactions. It may not be possible for the Portfolio to repatriate capital, dividends, interest, and other income from a particular country or governmental entity. In addition, a market swing in one or more countries or regions where the Portfolio has invested a significant amount of its assets may have a greater effect on the Portfolio’s performance than it would in a more geographically diversified portfolio. To the extent the Portfolio invests in foreign debt securities, such investments are sensitive to changes in interest rates. Additionally, investments in securities of foreign governments involve the risk that a foreign government may not be willing or able to pay interest or repay principal when due. The Portfolio’s investments in emerging market countries may involve risks greater than, or in addition to, the risks of investing in more developed countries.

Foreign Investments. Investing in securities of foreign issuers or issuers with significant exposure to foreign markets involves additional risk. Foreign countries in which the portfolio may invest may have markets that are less liquid, less regulated and more volatile than U.S. markets. The value of the portfolio’s investments may decline because of factors affecting the particular issuer as well as foreign markets and issuers generally, such as unfavorable government actions, political or financial instability or other adverse economic or political developments. Lack of information and weaker accounting standards also may affect the value of these securities.

Foreign Investment Risk (Dreyfus VIF Appreciation Portfolio, Dreyfus VIF International Equity Portfolio, Dreyfus VIF International Value Portfolio, Dreyfus VIF Quality Bond Portfolio, Dreyfus IP Core Value Portfolio and Dreyfus IP Technology Growth Portfolio). To the extent the fund invests in foreign securities, the fund’s performance will be influenced by political, social and economic factors affecting investments in foreign issuers. Special risks associated with investments in foreign issuers include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards. Investments denominated in foreign currencies are subject to the risk that such currencies will decline in value relative to the U.S. dollar and affect the value of these investments held by the fund.

Growth and Value Stock Risk (Dreyfus VIF Opportunistic Small Cap Portfolio and Dreyfus IP MidCap Stock Portfolio). By investing in a mix of growth and value companies, the fund assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks may lack the dividend yield that may cushion stock prices in market downturns. Value stocks involve the risk that they may never reach their expected full market value, either because the market fails to recognize the stock’s intrinsic worth, or the expected value was misgauged. They also may decline in price even though in theory they are already undervalued.

Growth Securities Risk (Janus Aspen Series Global Technology Portfolio). The Portfolio invests in companies after assessing their growth potential. Securities of companies perceived to be “growth” companies may be more volatile than other stocks and may involve special risks. If the portfolio managers’ perception of a company’s growth potential is not realized, the securities purchased may not perform as expected, reducing the Portfolio’s returns. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, “growth” stocks may perform differently from the market as a whole and other types of securities.

Growth Stocks. Returns on growth stocks may not move in tandem with returns on other categories of stocks or the market as a whole. Growth stocks may be particularly susceptible to larger price swings or to adverse developments. Growth stocks as a group may be out of favor and underperform the overall equity market for a long period of time, for example, while the market favors “value” stocks.

Growth Stock Risk (Dreyfus IP Technology Growth Portfolio). Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks may lack the dividend yield that may cushion stock prices in market downturns.

Industry Risk (Janus Aspen Series Global Technology Portfolio). Although the Portfolio does not concentrate its investments in specific industries, it may invest in companies related in such a way that they react similarly to certain market pressures. As a result, the Portfolio’s returns may be considerably more volatile than the returns of a fund that does not invest in similarly related companies.

Initial Public Offering Risk (Janus Aspen Series Global Technology Portfolio). The Portfolio’s purchase of shares issued in an initial public offering (“IPO”) exposes it to the risks associated with companies that have little operating history as public companies, as well as to the risks inherent in those sectors of the market where these new issuers operate. Although IPO investments may have had a positive impact on the Portfolio’s performance in the past, there can be no assurance that the Portfolio will identify favorable IPO investment opportunities in the future.

Interest Rate. Interest rates in the U.S. have been at historically low levels, so the portfolio faces a heightened risk that interest rates may rise. The value of fixed income securities generally goes down when interest rates rise, and therefore the value of your investment in the portfolio may also go down. Debt securities have varying levels of sensitivity to changes in interest rates. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

Interest Rate Risk (Dreyfus VIF Quality Bond Portfolio). Prices of bonds and other fixed-income securities tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect fixed-income securities and, accordingly, will cause the value of the fund’s investments in these securities to decline. During periods of very low interest rates, which occur from time to time due to market forces or actions of governments and/or their central banks, including the Board of Governors of the Federal Reserve System in the U.S., the fund may be subject to a greater risk of principal decline from rising interest rates. When interest rates fall, the values of already-issued fixed-income securities generally rise. However, when interest rates fall, the fund’s investments in new securities may be at lower yields and may reduce the fund’s income. The magnitude of these fluctuations in the market price of fixed-income securities is generally greater for securities with longer effective maturities and durations because such instruments do not mature, reset interest rates or become callable for longer periods of time. The change in the value of a fixed-income security or portfolio can be approximated by multiplying its duration by a change in interest rates. For example, the market price of a fixed income security with a duration of three years would be expected to decline 3% if interest rates rose 1%. Conversely, the market price of the same security would be expected to increase 3% if interest rates fell 1%. Risks associated with rising interest rates are heightened given that interest rates in the United States and other countries are at or near historic lows. Interest rate changes may have different effects on the values of mortgage-related securities because of prepayment and extension risks.

Issuer Risk (Dreyfus VIF Quality Bond Portfolio). A security’s market value may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s products or services, or factors that affect the issuer’s industry, such as labor shortages or increased production costs and competitive conditions within an industry.

Issuer-Specific Changes (Fidelity Variable Insurance Products Value Strategies Portfolio). The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. The value of securities of smaller issuers can be more volatile than that of larger issuers.

Large Cap Stock Risk (Dreyfus IP Core Value Portfolio). To the extent the fund invests in large capitalization stocks, the fund may underperform funds that invest primarily in the stocks of lower quality, smaller capitalization companies during periods when the stocks of such companies are in favor.

Leveraging. The value of your investment may be more volatile to the extent that the portfolio borrows or uses derivatives or other investments that have a leveraging effect on the portfolio. Other risks also will be compounded. This is because leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the portfolio would otherwise have had. The use of leverage is considered to be a speculative investment practice and may result in the loss of a substantial amount, and possibly all, of the portfolio’s assets. The portfolio also may have to sell assets at inopportune times to satisfy its obligations.

Liquidity. The portfolio may make investments that are illiquid or that become illiquid after purchase. The liquidity and value of investments can deteriorate rapidly and those investments may be difficult or impossible to sell, particularly during times of market turmoil. These illiquid investments may also be difficult to value. If the portfolio is forced to sell an illiquid asset to meet redemption requests or other cash needs, the portfolio may be forced to sell at a loss.

Liquidity Risk (Dreyfus VIF International Equity Portfolio and Dreyfus VIF International Value Portfolio). When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities in a timely manner at or near their perceived value. In such a market, the value of such securities and the fund’s share price may fall dramatically, even during periods of declining interest rates. Investments that are illiquid or that trade in lower volumes may be more difficult to value. Investments in foreign securities tend to have greater exposure to liquidity risk than domestic securities.

Liquidity Risk (Dreyfus VIF Opportunistic Small Cap Portfolio and Dreyfus IP Technology Growth Portfolio). When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities in a timely manner at or near their perceived value. In such a market, the value of such securities and the fund’s share price may fall dramatically.

Liquidity Risk (Dreyfus VIF Quality Bond Portfolio). When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities in a timely manner at or near their perceived value. In such a market, the value of such securities and the fund’s share price may fall dramatically, even during periods of declining interest rates. Investments that are illiquid or that trade in lower volumes may be more difficult to value. Investments in foreign securities tend to have greater exposure to liquidity risk than domestic securities.

Manager. The portfolio is subject to the risk that the sub-adviser’s judgments and investment decisions, as well as the methods, tools, resources, information and data, and the analyses employed or relied on by the sub-adviser to make those judgments and decisions may be incorrect or otherwise may not produce the desired results. This could cause the portfolio to lose value or its results to lag relevant benchmarks or other funds with similar objectives.

Management Risk (Janus Aspen Series Global Technology Portfolio). The Portfolio is an actively managed investment portfolio and is therefore subject to the risk that the investment strategies employed for the Portfolio may fail to produce the intended results. The Portfolio may underperform its benchmark index or other mutual funds with similar investment objectives.

Market. The market prices of the portfolio’s securities may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates or currency rates, lack of liquidity in the markets or adverse investor sentiment. Adverse market conditions may be prolonged and may not have the same impact on all types of securities. Market prices of securities also may go down due to events or conditions that affect particular sectors, industries or issuers. When market prices fall, the value of your investment will go down. The portfolio may experience a substantial or complete loss on any individual security. Financial markets in the U.S., Europe and elsewhere have experienced increased volatility and decreased liquidity since the global financial crisis began in 2008. Governmental and non-governmental issuers defaulted on, or were forced to restructure, their debts. These market conditions may continue, worsen or spread. The U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, or other related efforts in response to the crisis could negatively affect financial markets generally and increase market volatility as well as result in higher interest rates and reduce the value and liquidity of certain securities. This environment could make identifying investment risks and opportunities especially difficult for the sub-adviser. Whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation, and in some instances may contribute to decreased liquidity and increased volatility in the financial markets.

Market Risk (Janus Aspen Series Global Technology Portfolio). The value of the Portfolio’s holdings may decrease if the value of an individual company or security, or multiple companies or securities, in the Portfolio decreases or if the portfolio managers’ belief about a company’s intrinsic worth is incorrect. Further, regardless of how well individual companies or securities perform, the value of the Portfolio’s holdings could also decrease if there are deteriorating economic or market conditions. It is important to understand that the value of your investment may fall, sometimes sharply, in response to changes in the market, and you could lose money. Market risk may affect a single issuer, industry, economic sector, or the market as a whole.

Market Sector Risk (Dreyfus VIF Appreciation Portfolio and Dreyfus VIF Opportunistic Small Cap Portfolio). The fund may significantly overweight or underweight certain companies, industries or market sectors, which may cause the fund’s performance to be more or less sensitive to developments affecting those companies, industries or sectors.

Medium Capitalization Companies. The portfolio will be exposed to additional risks as a result of its investments in the securities of medium capitalization companies. Investing in medium capitalization companies involves greater risk than is customarily associated with more established companies. The prices of securities of medium capitalization companies generally are more volatile and are more likely to be adversely affected by changes in earnings results and investor expectations or poor economic or market conditions. Securities of medium capitalization companies may underperform larger capitalization companies, may be harder to sell at times and at prices the portfolio managers believe appropriate and may offer greater potential for losses.

Midsize Company Risk (Dreyfus IP MidCap Stock Portfolio). Midsize companies carry additional risks because the operating histories of these companies tend to be more limited, their earnings and revenues less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies.

Model and Data. If quantitative models, algorithms or calculations (whether proprietary and developed by the sub-adviser or supplied by third parties) (“Models”) or information or data supplied by third parties

(“Data”) prove to  be incorrect or incomplete, any decisions made, in whole or part, in reliance thereon expose the portfolio to additional risks. Models can be predictive in nature. The use of predictive Models has inherent risks. The success of relying on or otherwise using Models depends on a number of factors, including the validity, accuracy and completeness of the Model’s development, implementation and maintenance, the Model’s assumptions, factors, algorithms and methodologies, and the accuracy and reliability of the supplied historical or other Data. Models rely on, among other things, correct and complete Data inputs. If incorrect Data is entered into even a well-founded Model, the resulting information will be incorrect. However, even if Data is input correctly, Model prices may differ substantially from market prices, especially for securities with complex characteristics. Investments selected with the use of Models may perform differently than expected as a result of the design of the Model, inputs into the Model or other factors. There can be no assurance that the use of Models will result in effective investment decisions for the portfolio.

Mortgage-Related and Asset-Backed Securities. The value of mortgage-related and asset-backed securities will be influenced by factors affecting the housing market and the assets underlying such securities. As a result, during periods of declining asset values, difficult or frozen credit markets, swings in interest rates, or deteriorating economic conditions, mortgage-related and asset-backed securities may decline in value, face valuation difficulties, become more volatile and/or become illiquid. Mortgage-backed securities may be issued by private issuers, by government-sponsored entities such as Fannie Mae or Freddie Mac or by agencies of the U.S. government, such as Ginnie Mae. Mortgage-backed securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Unlike mortgage-related securities issued or guaranteed by agencies of the U.S. government or government-sponsored entities, mortgage-related securities issued by private issuers do not have a government or government-sponsored entity guarantee (but may have other credit enhancement), and may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics. Asset-backed securities represent participations in, or are secured by and payable from, assets such as installment sales or loan contracts, leases, credit card receivables and other categories of receivables. The value of mortgage-backed and asset-backed securities may be affected by changes in credit quality or value of the mortgage loans or other assets that support the securities. Mortgage-backed and asset-backed securities are subject to prepayment or call and extension risks. Some of these securities may receive little or no collateral protection from the underlying assets. The risk of default is generally higher in the case of mortgage-backed investments that include so-called “sub-prime” mortgages. The structure of some of these securities may be complex and there may be less information available than for other types of debt securities. Upon the occurrence of certain triggering events or defaults, the portfolio may become the holder of underlying assets at a time when those assets may be difficult to sell or may be sold only at a loss.

Mortgage-Related Securities Risk (Dreyfus VIF Quality Bond Portfolio). Mortgage-related securities are complex derivative instruments, subject to credit, prepayment and extension risk, and may be more volatile, less liquid, and more difficult to price accurately, than more traditional fixed-income securities. The fund is subject to the credit risk associated with these securities, including the market’s perception of the creditworthiness of the issuing federal agency, as well as the credit quality of the underlying assets. Although certain mortgage-related securities are guaranteed as to the timely payment of interest and principal by a third party (such as a U.S. government agency or instrumentality with respect to government-related mortgage-backed securities) the market prices for such securities are not guaranteed and will fluctuate. Declining interest rates may result in the prepayment of higher yielding underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the fund’s potential price gain in response to falling interest rates, reduce the fund's yield or cause the fund’s share price to fall (prepayment risk). Rising interest rates may result in a drop in prepayments of the underlying mortgages, which would increase the fund's sensitivity to rising interest rates and its potential for price declines (extension risk).

Non-Diversification Risk (Dreyfus VIF International Equity Portfolio). The fund is non-diversified, which means that the fund may invest a relatively high percentage of its assets in a limited number of issuers. Therefore, the fund’s performance may be more vulnerable to changes in the market value of a single issuer or group of issuers and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

Portfolio Selection. The value of your investment may decrease if the sub-adviser’s judgment about the quality, relative yield, value or market trends affecting a particular security or issuer, industry, sector, region or market segment, or about the economy or interest rates is incorrect.

Preferred Stock. Preferred stock’s right to dividends and liquidation proceeds is junior to the rights of a company’s debt securities. The value of preferred stock may be subject to factors that affect fixed income and equity securities, including changes in interest rates and in a company’s creditworthiness. The value of preferred stock tends to vary more with fluctuations in the underlying common stock and less with fluctuations in interest rates and tends to exhibit greater volatility. Shareholders of preferred stock may suffer a loss of value if dividends are not paid and have limited voting rights.

Prepayment or Call. Many issuers have a right to prepay their securities. If interest rates fall, an issuer may exercise this right. If this happens, the portfolio will not benefit from the rise in market price that normally accompanies a decline in interest rates, and will be forced to reinvest prepayment proceeds at a time when yields on securities available in the market are lower than the yield on the prepaid security. The portfolio also may lose any premium it paid on the security.

REITs. Investing in real estate investment trusts (“REITs”) involves unique risks. When the portfolio invests in REITs, it is subject to risks generally associated with investing in real estate. A REIT’s performance depends on the types and locations of the properties it owns, how well it manages those properties and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests. REITs are subject to a number of highly technical tax-related rules and requirements; and the failure to qualify as a REIT could result in corporate-level taxation, significantly reducing the return on an investment to the portfolio.

Risks of Stock Investing (Dreyfus VIF Appreciation Portfolio, Dreyfus VIF International Equity Portfolio, Dreyfus VIF International Value Portfolio, Dreyfus VIF Opportunistic Small Cap Portfolio, Dreyfus IP Core Value Portfolio, Dreyfus IP MidCap Stock Portfolio, Dreyfus IP Technology Growth Portfolio and The Dreyfus Socially Responsible Growth Fund, Inc.). Stocks generally fluctuate more in value than bonds and may decline significantly over short time periods. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising prices and falling prices. The market value of a stock may decline due to general market conditions or because of factors that affect the particular company or the company’s industry.

Securities Lending Risk (Janus Aspen Series Global Technology Portfolio). The Portfolio may seek to earn additional income through lending its securities to certain qualified broker-dealers and institutions. There is the risk that when portfolio securities are lent, the securities may not be returned on a timely basis, and the Portfolio may experience delays and costs in recovering the security or gaining access to the collateral provided to the Portfolio to collateralize the loan. If the Portfolio is unable to recover a security on loan, the Portfolio may use the collateral to purchase replacement securities in the market. There is a risk that the value of the collateral could decrease below the cost of the replacement security by the time the replacement investment is made, resulting in a loss to the Portfolio.

Small and Medium Capitalization Companies. The portfolio will be exposed to additional risks as a result of its investments in the securities of small or medium capitalization companies. Small or medium capitalization companies may be more at risk than large capitalization companies because, among other things, they may have limited product lines, operating history, market or financial resources, or because they may depend on a limited management group. The prices of securities of small and medium capitalization companies generally are more volatile than those of large capitalization companies and are more likely to be adversely affected than large capitalization companies by changes in earnings results and investor expectations or poor economic or market conditions. Securities of small and medium capitalization companies may underperform large capitalization companies, may be harder to sell at times and at prices the portfolio managers believe appropriate and may offer greater potential for losses.

Small and Midsize Company Risk (Dreyfus VIF Opportunistic Small Cap Portfolio). Small and midsize companies carry additional risks because the operating histories of these companies tend to be more limited, their earnings and revenues less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the fund’s ability to sell these securities.

Small Capitalization Companies. The portfolio will be exposed to additional risks as a result of its investments in the securities of small capitalization companies. Small capitalization companies may be more at risk than larger capitalization companies because, among other things, they may have limited product lines, operating history, market or financial resources, or because they may depend on limited management groups. The prices of securities of small capitalization companies generally are more volatile than those of larger capitalization companies and are more likely to be adversely affected than larger capitalization companies by changes in earnings results and investor expectations or poor economic or market conditions. Securities of small capitalization companies may underperform larger capitalization companies, may be harder to sell at times and at prices the portfolio managers believe appropriate and may offer greater potential for losses.

Social Investment Risk (The Dreyfus Socially Responsible Growth Fund, Inc.). A socially responsible investment criteria may limit the number of investment opportunities available to the fund, and as a result, at times the fund’s returns may be lower than those funds that are not subject to such special investment considerations.

Stock Market Volatility (Fidelity Variable Insurance Products Value Strategies Portfolio). Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.

Technology Company Risk (Dreyfus IP Technology Growth Portfolio). The technology sector has been among the most volatile sectors of the stock market. Because the fund’s investments are concentrated in the technology sector, its performance will be significantly affected by developments in that sector. Technology companies, especially small-cap technology companies, involve greater risk because their revenue and/or earnings tend to be less predictable (and some companies may be experiencing significant losses) and their share prices tend to be more volatile. Certain technology companies may have limited product lines, markets or financial resources, or may depend on a limited management group. In addition, these companies are strongly affected by worldwide technological developments, and their products and services may not be economically successful or may quickly become outdated. Investor perception may play a greater role in determining the day-to-day value of tech stocks than it does in other sectors. Fund investments made in anticipation of future products and services may decline dramatically in value if the anticipated products or services are delayed or cancelled. The risks associated with technology companies are magnified in the case of small-cap technology companies. The shares of smaller technology companies tend to trade less frequently than those of larger, more established companies, which can have an adverse effect on the pricing of these securities and on the fund’s ability to sell these securities.

U.S. Government Agency Obligations. Government agency obligations have different levels of credit support and, therefore, different degrees of credit risk. Securities issued by agencies and instrumentalities of the U.S. government that are supported by the full faith and credit of the United States generally present a lesser degree of credit risk than securities issued by agencies and instrumentalities sponsored by the U.S. government that are supported only by the issuer’s right to borrow from the U.S. Treasury and securities issued by agencies and instrumentalities sponsored by the U.S. government that are supported only by the credit of the issuing agencies. Although the U.S. government has provided financial support to the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) in the past, there can be no assurance that it will support these or other government sponsored entities in the future.

Valuation. The sales price the portfolio could receive for any particular portfolio investment may differ from the portfolio’s valuation of the investment, particularly for securities that trade in thin or volatile markets, that are priced based upon valuations provided by third-party pricing services that use matrix or evaluated pricing systems, or that are valued using a fair value methodology.

Value Investing. The prices of securities the sub-adviser believes are undervalued may not appreciate as anticipated or may go down. Value stocks as a group may be out of favor and underperform the overall equity market for a long period of time, for example, while the market favors “growth” stocks.

“Value” Investing (Fidelity Variable Insurance Products Value Strategies Portfolio). ”Value” stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time.

Value Stock Risk (Dreyfus VIF International Value Portfolio and Dreyfus IP Core Value Portfolio,). Value stocks involve the risk that they may never reach their expected full market value, either because the market fails to recognize the stock’s intrinsic worth or the expected value was misgauged. They also may decline in price even though in theory they are already undervalued.

APPENDIX B
List of Advisers and Sub-Advisers for Existing Funds and Replacement Funds

	Existing Fund	Adviser	Sub-Adviser	Replacement Fund	Adviser	Sub-Adviser
1.	Dreyfus Variable Investment Fund: Appreciation Portfolio	The Dreyfus Corporation	Fayez Sarofim & Co.	Transamerica WMC US Growth VP	Transamerica Asset Management, Inc.	Wellington Management Company, LLP
2. & 3.	Dreyfus Variable Investment Fund: International Equity Portfolio	The Dreyfus Corporation	Newton Capital Management Limited	Transamerica TS&W International Equity VP	Transamerica Asset Management, Inc.	Thompson, Siegel & Walmsley LLC
4.	Dreyfus Variable Investment Fund: International Value Portfolio	The Dreyfus Corporation	N/A	Transamerica MFS International Equity VP	Transamerica Asset Management, Inc.	MFS ® Investment Management
5.	Dreyfus Variable Investment Fund: International Value Portfolio	The Dreyfus Corporation	N/A	Transamerica TS&W International Equity VP	Transamerica Asset Management, Inc.	Thompson, Siegel & Walmsley LLC
6. & 7.	Dreyfus Variable Investment Fund: Opportunistic Small Cap Portfolio	The Dreyfus Corporation	N/A	Transamerica T. Rowe Price Small Cap VP	Transamerica Asset Management, Inc.	T. Rowe Price Associates, Inc.
8.	Dreyfus Variable Investment Fund: Quality Bond Portfolio	The Dreyfus Corporation	N/A	Transamerica JPMorgan Core Bond VP	Transamerica Asset Management, Inc.	J.P. Morgan Investment Management Inc.
9.	Dreyfus Investment Portfolios: Core Value Portfolio	The Dreyfus Corporation	N/A	Transamerica Barrow Hanley Dividend Focused VP	Transamerica Asset Management, Inc.	Barrow, Hanley, Mewhinney & Strauss, LLC
10.	Dreyfus Investment Portfolios: MidCap Stock Portfolio	The Dreyfus Corporation	N/A	Fidelity Variable Insurance Products Value Strategies Portfolio	Fidelity Management & Research Company (FMR)	FMR Co., Inc.
11. & 12.	Dreyfus Investment Portfolios: Technology Growth Portfolio	The Dreyfus Corporation	N/A	Janus Aspen Series: Global Technology Portfolio	Janus Capital Management LLC	N/A

Existing Fund	Adviser	Sub-Adviser	Replacement Fund	Adviser	Sub-Adviser
13.	The Dreyfus Socially Responsible Growth Fund, Inc.	The Dreyfus Corporation	N/A	Transamerica WMC US Growth VP	Transamerica Asset Management, Inc.	Wellington Management Company, LLP

APPENDIX C

Advisory Fee Schedules for Existing Funds and Replacement Funds

	Existing Fund	Replacement Fund	Advisory Fee Breakpoints
			Existing Fund	Replacement Fund
1.	Dreyfus Variable Investment Fund: Appreciation Portfolio	Transamerica WMC US Growth VP	0.75%	First $150 million Next $500 million Next $500 million Next $850 million Next $1 billion Next $1 billion Over $4 billion	0.70% 0.67% 0.65% 0.625% 0.61% 0.60% 0.58%
2. & 3.	Dreyfus Variable Investment Fund: International Equity Portfolio	Transamerica TS&W International Equity VP	0.75%	First $500 million Next $500 million Next $1 billion Over $2 billion	0.74% 0.72% 0.69% 0.66%
4.	Dreyfus Variable Investment Fund: International Value Portfolio	Transamerica MFS International Equity VP	1.00%	First $250 million Next $250 million Next $500 million Over $1 billion	0.90% 0.875% 0.85% 0.80%
5.	Dreyfus Variable Investment Fund: International Value Portfolio	Transamerica TS&W International Equity VP	1.00%	First $500 million Next $500 million Next $1 billion Over $2 billion	0.74% 0.72% 0.69% 0.66%
6. & 7.	Dreyfus Variable Investment Fund: Opportunistic Small Cap Portfolio	Transamerica T. Rowe Price Small Cap VP	0.75%	0.75%
8.	Dreyfus Variable Investment Fund: Quality Bond Portfolio	Transamerica JPMorgan Core Bond VP	0.65%	First $750 million Next $250 million Over $1 billion	0.45% 0.40% 0.375%
9.	Dreyfus Investment Portfolios: Core Value Portfolio	Transamerica Barrow Hanley Dividend Focused VP	0.75%	First $200 million Next $300 million Over $500 million	0.75% 0.65% 0.60%
10.	Dreyfus Investment Portfolios: MidCap Stock Portfolio	Fidelity Variable Insurance Products Value Strategies Portfolio	0.75%	0.55%11

__________________________
11 The management fee is calculated and paid to the Adviser every month. The fee is calculated by adding a group fee rate to an individual fund fee rate, dividing by twelve, and multiplying the result by the fund’s average net assets throughout the month. The group fee rate is based on the average net assets of all the mutual funds advised by FMR. For this purpose, the average net assets of any mutual funds previously advised by FMR that currently are advised by Fidelity SelectCo, LLC are included. This rate cannot rise above 0.52%, and it drops as total assets under management increase. For December 2014, the group fee rate was 0.25%. The individual fund fee rate is 0.30%. The total management fee for the fiscal year ended December 31, 2014, was 0.55% of the fund’s average net assets. Because the fund’s management fee rate may fluctuate, the fund’s management fee may be higher or lower in the future.

Existing Fund	Replacement Fund	Advisory Fee Breakpoints
		Existing Fund	Replacement Fund
11. & 12.	Dreyfus Investment Portfolios: Technology Growth Portfolio	Janus Aspen Series: Global Technology Portfolio	0.75%	0.64%12
13.	The Dreyfus Socially Responsible Growth Fund, Inc.	Transamerica WMC US Growth VP	0.75%	First $150 million Next $500 million Next $500 million Next $850 million Next $1 billion Next $1 billion Over $4 billion	0.70% 0.67% 0.65% 0.625% 0.61% 0.60% 0.58%

____________________________
12 Janus Capital has agreed to waive its investment advisory fee and/or reimburse Portfolio expenses to the extent that the Portfolio’s total annual fund operating expenses (excluding administrative services fees payable pursuant to the Transfer Agency Agreement, brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed a certain level until at least May 1, 2016. Application of the expense waiver and its effect on annual fund operating expenses is reflected, when applicable, in the “Fees and Expenses of the Portfolio” table in the Portfolio Summary of the Prospectus. The waiver is not reflected in the contractual fee rate shown.

Janus Capital has contractually agreed to waive the advisory fee payable by the Portfolio or reimburse expenses in an amount equal to the amount, if any, that the Portfolio’s normal operating expenses in any fiscal year, including the investment advisory fee, but excluding any performance adjustments to management fees, administrative services fees payable pursuant to the Transfer Agency Agreement, brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses, exceed 1.08%. For information about how the expense limit affects the total expenses of the Portfolio, see the “Fees and Expenses of the Portfolio” table in the Portfolio Summary of the Prospectus. Janus Capital has agreed to continue the waiver until at least May 1, 2015. Mortality risk, expense risk, and other charges imposed by participating insurance companies are also excluded from the expense limitations noted.

APPENDIX D

Form of Insurance Company Notice

[Name of Insurance Company]

[Name of Separate Account]

[Product Name(s)]

Notice dated _______, 2015
to the Prospectus dated _______, 2015 (as supplemented)

The [name] Insurance Company (the “Company”) has filed an application with the Securities and Exchange Commission (“SEC”) requesting an order to allow the Company to remove certain variable investment options (“Existing Funds”) and substitute new variable investment options (“Replacement Funds”) as shown below.  The Replacement Funds are portfolios of Transamerica Series Trust, except for the Janus Aspen Series Global Technology Portfolio and the Fidelity Variable Insurance Products Fund III Value Strategies Portfolio.  To the extent that a Replacement Fund is not currently available as an investment option under your contract [policy name], such Replacement Fund will be added as an investment option on or before the date of the substitution.  Please retain this notice and keep it with the prospectus.

[To the extent required by law, approval of the proposed substitution is being obtained from the state insurance regulators in certain jurisdictions.]

The Company believes that the proposed Substitutions are in the best interest of contract [policy name] holders.  In each case, the Replacement Fund will have at least similar investment objectives and policies as the Existing Fund.  The Company will bear all expenses related to the Substitutions, and they will have no tax consequences for you.  The Company anticipates that, if such order is granted, the proposed Substitutions will occur on or about ____.

The proposed Substitutions and respective advisers and/or sub -advisers for the above-listed Contracts/Policies are:

Prior Fund (Share Class) (Adviser/Sub-Adviser)	Replacement Fund (Share Class) (Adviser/Sub-Adviser)
Dreyfus Variable Investment Fund: Appreciation Portfolio (Service Shares) (The Dreyfus Corporation/Fayez Sarofim & Co.)	Transamerica WMC US Growth VP (Service Class) (Transamerica Asset Management, Inc./Wellington Management Company, LLP)
Dreyfus Variable Investment Fund: International Equity Portfolio (Initial & Service Shares) (The Dreyfus Corporation/ Newton Capital Management Limited)	Transamerica TS&W International Equity VP (Initial & Service Class) (Transamerica Asset Management, Inc./Thompson, Siegel & Walmsley LLC)
Dreyfus Variable Investment Fund: International Value Portfolio (Initial Shares) (The Dreyfus Corporation)	Transamerica MFS International Equity VP (Initial Class) (Transamerica Asset Management, Inc./MFS ® Investment Management)

Prior Fund (Share Class) (Adviser/Sub-Adviser)	Replacement Fund (Share Class) (Adviser/Sub-Adviser)
Dreyfus Variable Investment Fund: International Value Portfolio (Service Shares) (The Dreyfus Corporation)	Transamerica TS&W International Equity VP (Service Class) (Transamerica Asset Management, Inc./Thompson, Siegel & Walmsley LLC)
Dreyfus Variable Investment Fund: Opportunistic Small Cap Portfolio (Initial & Service Shares) (The Dreyfus Corporation)	Transamerica T. Rowe Price Small Cap VP (Initial & Service Class) (Transamerica Asset Management, Inc./T. Rowe Price Associates, Inc.)
Dreyfus Variable Investment Fund: Quality Bond Portfolio (Service Shares) (The Dreyfus Corporation)	Transamerica JPMorgan Core Bond VP (Service Class) (Transamerica Asset Management, Inc./J.P. Morgan Investment Management Inc.)
Dreyfus Investment Portfolios: Core Value Portfolio (Service Shares) (The Dreyfus Corporation)	Transamerica Barrow Hanley Dividend Focused VP (Service Class) (Transamerica Asset Management, Inc./Barrow, Hanley, Mewhinney & Strauss, LLC)
Dreyfus Investment Portfolios: MidCap Stock Portfolio (Initial Shares) (The Dreyfus Corporation)	Fidelity Variable Insurance Products Value Strategies Portfolio (Initial Class) (Fidelity Management & Research Company (FMR)/FMR Co., Inc.)
Dreyfus Investment Portfolios: Technology Growth Portfolio (Initial & Service Shares) (The Dreyfus Corporation)	Janus Aspen Series: Global Technology Portfolio (Institutional Shares) (Janus Capital Management LLC)
The Dreyfus Socially Responsible Growth Fund, Inc. (Service Shares) (The Dreyfus Corporation)	Transamerica WMC US Growth VP (Service Class) (Transamerica Asset Management, Inc./ Wellington Management Company, LLP)

Please note that:

•	No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitution.

•
The elections you have on file for allocating your account value, premium payments and deductions will be redirected to the Replacement Fund unless you change your elections and transfer your funds before the substitution takes place.

•
You may transfer amounts in your Contract [policy name] among the variable investment options and the fixed option as usual.  The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Contract [policy name], subject to the Company’s restrictions on transfers to prevent or limit “market timing” activities by Contract owners or agents of Contract owners.

•
If you make one transfer from one of the above Existing Funds into one or more other subaccounts before the substitution, or from the Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the substitution. In addition, if you make one transfer from an Existing Fund into a subaccount before the substitution or from a Replacement Fund within 30 days after the substitution, the transfer will not be treated as one of a limited number of transfers (or exchanges) permitted under your Contract.

•
On the effective date of the substitution, your account value [cash value] in the variable investment option will be the same as before the substitution. However, the number of units you receive in the Replacement Fund will be different from the number of units in your Existing Fund, due to the difference in unit values.

•	There will be no tax consequences to you.

In connection with the Substitutions, we will send you a prospectus for Transamerica Series Trust, the Janus Aspen Series Global Technology Portfolio and the Fidelity Variable Insurance Products Fund III Value Strategies Portfolio, as well as notice of the actual date of the Substitutions and confirmation of transfers.

Please contact your registered representative if you have any questions.

THIS NOTICE SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

APPENDIX E
Form of Notice of Substitution

[Name of Insurance Company]

[Name of Separate Account]

[Product Name(s)]

The proposed Substitutions of shares we notified you about on [date] have been completed. The Replacement Funds listed below have taken the place of the Prior Funds as variable investment options in your Contract [policy name] as shown below.

Prior Fund (Share Class) (Adviser/Sub-Adviser)	Replacement Fund (Share Class) (Adviser/Sub-Adviser)
Dreyfus Variable Investment Fund: Appreciation Portfolio (Service Shares) (The Dreyfus Corporation/Fayez Sarofim & Co.)	Transamerica WMC US Growth VP (Service Class) (Transamerica Asset Management, Inc./Wellington Management Company, LLP)
Dreyfus Variable Investment Fund: International Equity Portfolio (Initial & Service Shares) (The Dreyfus Corporation/ Newton Capital Management Limited)	Transamerica TS&W International Equity VP (Initial & Service Class) (Transamerica Asset Management, Inc./Thompson, Siegel & Walmsley LLC)
Dreyfus Variable Investment Fund: International Value Portfolio (Initial Shares) (The Dreyfus Corporation)	Transamerica MFS International Equity VP (Initial Class) (Transamerica Asset Management, Inc./MFS ® Investment Management)
Dreyfus Variable Investment Fund: International Value Portfolio (Service Shares) (The Dreyfus Corporation)	Transamerica TS&W International Equity VP (Service Class) (Transamerica Asset Management, Inc./Thompson, Siegel & Walmsley LLC)
Dreyfus Variable Investment Fund: Opportunistic Small Cap Portfolio (Initial & Service Shares) (The Dreyfus Corporation)	Transamerica T. Rowe Price Small Cap VP (Initial & Service Class) (Transamerica Asset Management, Inc./T. Rowe Price Associates, Inc.)
Dreyfus Variable Investment Fund: Quality Bond Portfolio (Service Shares) (The Dreyfus Corporation)	Transamerica JPMorgan Core Bond VP (Service Class) (Transamerica Asset Management, Inc./J.P. Morgan Investment Management Inc.)
Dreyfus Investment Portfolios: Core Value Portfolio (Service Shares) (The Dreyfus Corporation)	Transamerica Barrow Hanley Dividend Focused VP (Service Class) (Transamerica Asset Management, Inc./Barrow, Hanley, Mewhinney & Strauss, LLC)

Prior Fund (Share Class) (Adviser/Sub-Adviser)	Replacement Fund (Share Class) (Adviser/Sub-Adviser)
Dreyfus Investment Portfolios: MidCap Stock Portfolio (Initial Shares) (The Dreyfus Corporation)	Fidelity Variable Insurance Products Value Strategies Portfolio (Initial Class) (Fidelity Management & Research Company (FMR)/FMR Co., Inc.)
Dreyfus Investment Portfolios: Technology Growth Portfolio (Initial & Service Shares) (The Dreyfus Corporation)	Janus Aspen Series: Global Technology Portfolio (Institutional Shares) (Janus Capital Management LLC)
The Dreyfus Socially Responsible Growth Fund, Inc. (Service Shares) (The Dreyfus Corporation)	Transamerica WMC US Growth VP (Service Class) (Transamerica Asset Management, Inc./ Wellington Management Company, LLP)

Your account value [cash value] in the variable investment option is the same as before the substitution. However, the number of units you received in the Replacement Fund may be different from the number of units in your Prior Fund, due to any difference in unit values.

The elections you had on file for the Prior Fund for the allocation of account value [cash value], premium payments and deductions have been redirected to the Replacement Fund.  If you are in the Accumulation Phase (the Purchase Period) of your Contract [policy name], you may make one transfer of amounts in your Contract [policy name] without restrictions as usual, among one or more of the variable investment options and/or the fixed option without restrictions as usual, subject to the Company’s “market timing” restrictions.  If you are in the Payout Period of your Contract [policy name], you may make one transfer of amounts in your Contract [policy name] among one or more of the variable investment options in the next 30 days subject to the Company’s “market timing” restrictions.

Please contact us at 1-800-                                                       if you have any questions.

THIS NOTICE SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

APPENDIX F

Authorizations

TRANSAMERICA LIFE INSURANCE COMPANY
(FORMERLY, NN INVESTORS LIFE INSURANCE COMPANY, INC.)
Separate Account VA-2L
(formerly, NN Endeavor Variable Annuity Account)
Resolution of the Board of Directors by Written Consent

Consented to as of January 18, 1990

BE IT FURTHER RESOLVED, that the officers of this Company be and they hereby are authorized and instructed to take any and all actions necessary in order to carry out the powers hereby conferred, including but not limited to, the filing of any and all exemptive applications, registration statement and amendments thereto with the Securities and Exchange Commission, execution of any and all required underwriting agreements, advisory agreements, management agreements, state regulatory filings, Blue Sky filings, policy filings, and to execute any and all other documents that may be required by any Federal, state or local regulatory agency in order to operate the separate account.

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY
Separate Account VA-2LNY
Resolution of the Board of Directors

June 4, 2015

RESOLVED, the Board authorizes the appropriate officers and agents of the Company and/or the Separate Accounts, as applicable, to effectuate the substitutions, including, but not limited to, filing of any exemptive applications, registration statements and amendments thereto with the SEC, execution of any and all required agreements, making any necessary state regulatory filings, Blue Sky filings, and policy filings, and to execute any and all other documents that may be required by any Federal, state or local regulatory agency in order to take any and all other actions that may be necessary or appropriate to effectuate the substitutions.